Exhibit 99.1

Semi-Annual Report
As of and for the six months ended June 30, 2021

CERTAIN DEFINED TERMS
    In this Semi-Annual Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to “FCA”, “FCA NV” and “FCA Group” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
    All references in this Semi-Annual Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).

Cautionary Statements Concerning Forward Looking Statements
    Statements contained in this Semi-Annual Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:
•the impact of the COVID-19 pandemic;
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in local economic and political conditions;
•changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;
•our ability to expand certain of our brands globally;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the intense level of competition in the automotive industry, which may increase due to consolidation;
•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies;

•our ability to access funding to execute our business plans and improve our businesses, financial condition and results of operations;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•developments in labor and industrial relations and developments in applicable labor laws;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•political and civil unrest;
•earthquakes or other disasters;
•the risk that the operations of Peugeot S.A. and Fiat Chrysler Automobiles N.V. will not be integrated successfully and other risks and uncertainties; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
    Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Semi-Annual Report.

MANAGEMENT DISCUSSION AND ANALYSIS

FCA - PSA merger
On December 17, 2019, FCA and PSA entered into a combination agreement providing for the combination of FCA and PSA through a cross-border merger, with FCA as the surviving legal entity in the merger (“Stellantis”).
On September 14, 2020, FCA and PSA agreed to amend the combination agreement. According to the combination agreement amendment, the FCA Extraordinary Dividend, to be paid to former FCA shareholders was reduced to €2.9 billion, with PSA’s 46 percent stake in Faurecia S.E. (“Faurecia”) planned to be distributed to all Stellantis shareholders promptly after closing following approval of the Stellantis board and shareholders.
On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger. The conditions agreed to as part of the regulatory clearance do not have a material impact on the cash flows or financial positions for the Group.
On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3 - Business Combinations (“IFRS 3”), January 17, 2021 is the acquisition date for the business combination.
On January 29, 2021, the approximately €2.9 billion extraordinary distribution was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.
Refer to Note 2, Scope of Consolidation, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
Identification of the accounting acquirer
The merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA is the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, composed of eleven directors, six of whom were to be nominated by PSA, PSA shareholders or PSA employees, or were current PSA executives, (ii) the combined group’s first CEO, who is vested with the full authority to individually represent the combined group, and was the president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA.
Refer to Note 2, Scope of Consolidation, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
References to Stellantis and PSA annual reports for the year ended December 31, 2020
As a result of FCA being the surviving legal entity in the merger, the section “Risks and Uncertainties” within this Semi-Annual Report makes reference to the Stellantis Annual Report and Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Netherlands Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”) on March 4, 2021, which included disclosure of the main risks and uncertainties to which the Stellantis Group is exposed. As a result of PSA being the accounting acquirer in the merger, the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report, in particular Note 1, Basis of preparation, make reference to the “Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA for the year ended December 31, 2020”, furnished to the SEC on March 4, 2021, which includes disclosure of the significant accounting policies of PSA, which have been applied by the Group following the merger.

Faurecia Distribution
On January 25, 2021, an extraordinary general meeting of the shareholders was convened in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia (an automotive equipment supplier) and up to €308 million, which are the proceeds received by Peugeot S.A. in November 2020 from the sale of certain ordinary shares of Faurecia. The distribution represented the legacy PSA ownership in Faurecia and approximately 39 percent of the share capital of Faurecia and became unconditional on March 10, 2021, with (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares have been entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed.
Refer to Note 2, Scope of consolidation, and to Note 21, Equity, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information on Faurecia deconsolidation and distribution.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Condensed Consolidated Financial Information includes the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and 2020 and the related explanatory notes (the “Unaudited Pro Forma Condensed Consolidated Financial Information”). The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Condensed Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Semi-Annual Condensed Consolidated Statement of Financial Position of Stellantis as of June 30, 2021. Please refer to the Semi-Annual Condensed Consolidated Statement of Financial Position as of June 30, 2021 included elsewhere within this Semi-Annual Report for additional information.
Refer to the section FCA - PSA merger included above for information on the reverse acquisition presentation of the financial statements and to Note 2, Scope of Consolidation in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report for additional information on the merger.
The Unaudited Pro Forma Condensed Consolidated Financial Information presented herein is derived from (i) the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 and 2020 included elsewhere in this report, (ii) FCA’s Semi-Annual Condensed Consolidated Income Statement for the three and six months ended June 30, 2020, contained in FCA’s Semi-Annual Report on Form 6-K furnished to the SEC on July 31, 2020, and (iii) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto, as well as the other information contained in this Semi-Annual Report.
The historical consolidated financial statements of Stellantis and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the historical consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Condensed Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Semi-Annual Condensed Consolidated Financial Statements of Stellantis as of and for the six months ended June 30, 2021 and 2020 included elsewhere in this report.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:

•The preliminary purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in interest expense related to the fair value adjustments to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the two periods from January 1, 2020 to June 30, 2020 and from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Condensed Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	For the six months ended June 30, 2021
		Pro Forma adjustments
(€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Preliminary Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	€72,610	€2,704	€2	€(6)	€75,310
Cost of revenues	58,301	2,322	(52)	(6)	60,565
Selling, general and other costs	4,550	192	(2)	—	4,740
Research and development costs	2,046	113	(40)	—	2,119
Gains on disposal of investments	2	—	—	—	2
Restructuring costs	371	—	—	—	371
Operating income/(loss)	7,344	77	96	—	7,517
Net financial expenses	217	29	(17)	—	229
Profit/(loss) before taxes	7,127	48	113	—	7,288
Tax expense	1,729	21	7	—	1,757
Share of the profit of equity method investees	402	3	—	—	405
Net profit/(loss) from continuing operations	5,800	30	106	—	5,936
Profit/(loss) from discontinued operations, net of tax	990	—	—		990
Net profit/(loss)	€6,790	€30	€106	€—	€6,926

Net profit/(loss) attributable to:
Owners of the parent	€6,780	€30	€106	€—	€6,916
Non-controlling interests	€10	€—	€—	€—	€10

Net profit/(loss) from continuing operations
Owners of the parent	€5,790	€30	€106	€—	€5,926
Non-controlling interests	€10	€—	€—	€—	€10

Earnings per share:
Basic earnings per share	€2.17				€2.21
Diluted earnings per share	€2.11				€2.16

Earnings per share from continuing operations:
Basic earnings per share	€1.85				€1.90
Diluted earnings per share	€1.81				€1.85

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Consolidated Financial Information.

	For the six months ended June 30, 2020
		Pro Forma adjustments
(€ million, except per share amounts)	PSA Consolidated Income Statement (as adjusted)(1)	FCA January 1 - June 30, 2020	Preliminary Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	€19,614	€32,274	€59	€(279)	€51,668
Cost of revenues	16,108	29,921	(635)	(239)	45,155
Selling, general and other costs	1,873	2,480	(26)	15	4,342
Research and development costs	1,077	1,509	(480)	121	2,227
Gains on disposal of investments	203	4	—	—	207
Restructuring costs	43	43	—	—	86
Operating income/(loss)	716	(1,675)	1,200	(176)	65
Net financial (income)/expenses	(160)	450	(189)	(10)	91
Profit/(loss) before taxes	876	(2,125)	1,389	(166)	(26)
Tax expense/(benefit)	155	690	121	(30)	936
Share of the profit of equity method investees	76	73	—	—	149
Net profit/(loss) from continuing operations	797	(2,742)	1,268	(136)	(813)
Loss from discontinued operations, net of tax	(421)	—	—	—	(421)
Net profit/(loss)	€376	€(2,742)	€1,268	€(136)	€(1,234)

Net profit/(loss) attributable to:
Owners of the parent	€595	€(2,734)	€1,260	€(136)	€(1,015)
Non-controlling interests	€(219)	€(8)	€8	€—	€(219)

Net profit/(loss) from continuing operations
Owners of the parent	€800	€(2,734)	€1,260	€(136)	€(810)
Non-controlling interests	€(3)	€(8)	€8	€—	€(3)

Earnings per share:
Basic earnings per share	€0.66				€(0.33)
Diluted earnings per share	€0.63				€(0.33)

Earnings per share from continuing operations:
Basic earnings per share	€0.89				€(0.26)
Diluted earnings per share	€0.85				€(0.26)
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Scope of consolidation in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Report.
The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column is the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 and 2020, included elsewhere within this Semi-Annual Report. In accordance with IFRS 3, PSA was determined to be the acquirer for accounting purposes, therefore, the six months ended June 30, 2020 represent the continuing operations of PSA and are not directly comparable to previously reported results of PSA, as the results reflect reporting classifications of the Group. Refer to Note 2, Scope of Consolidation, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report for additional information.
Note 2 – FCA Historical
This column represents the FCA Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2020, included in the FCA Semi-Annual Report on Form 6-K furnished to the SEC on July 31, 2020, as well as FCA results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records. In order to conform to the presentation of Stellantis in its Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2021 and 2020 included elsewhere within this Semi-Annual Report, Results from investments related to equity method investments are reclassified to Share of the profit of equity method investees, and Results from Investments other than equity method investments are reclassified to Net financial expenses.
Note 3 – Preliminary Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Condensed Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The fair values assigned to the assets acquired and liabilities assumed are preliminary and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill. Refer to Note 2, Scope of Consolidation, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report for additional information.
The Unaudited Pro Forma Condensed Consolidated Financial Information reflects the effects of the preliminary purchase accounting adjustments, where applicable, on the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and 2020 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the preliminary purchase price allocation adjustments in the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and 2020.

For the period January 1 - 16, 2021

	January 1-16, 2021
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€2	€2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	€36	€47	€18	€5	€106

For the six months ended June 30, 2020

	For the six months ended June 30, 2020
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€59	€59
Cost of revenues	(2)	546	—	91	635
Selling, general and other costs	4	22	—	—	26
Research and development costs	480	—	—	—	480
Net financial expenses/(income)	—	—	236	(47)	189
Tax expenses	(45)	(14)	(38)	(24)	(121)
Net profit	€437	€554	€198	€79	€1,268
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million and €482 million for the period January 1 to January 16, 2021, and for the six months ended June 30, 2020, respectively, of which €40 million and €480 million has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets, respectively, and €4 million has been recorded within Selling, general and other costs in relation to the dealer network and €(2) million has been recorded within Cost of revenues in relation to reacquired rights for the six months ended June 30, 2020.

B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million and €568 million for the period January 1 to January 16, 2021, and for the six months ended June 30, 2020, respectively, of which €45 million and €546 million has been recorded within Cost of revenues and €2 million and €22 million within Selling, general and other costs in the Unaudited Pro Forma Condensed Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities not measured at fair value based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions, of €21 million and €236 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Condensed Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million and €28 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million and €52 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the income statement impact of €7 million and €121 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the six months ended June 30, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma condensed consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.
Note 4 – Other Adjustments
Other adjustments mainly include the following:
•the elimination of the intercompany transactions with Sevel S.p.A. (“Sevel”) in the Stellantis Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2020 of €255 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date;

•The alignment of FCA’s accounting policies to Stellantis accounting policies resulting in a net decrease in Net profit of €136 million for the six months ended June 30, 2020, primarily relating to an increase in Research and development expenditures expensed.
•the alignment of the classification of certain items to align to Stellantis’ income statement presentation.
Note 5 - Pro Forma Earnings per Share
Pro forma basic earnings per share is calculated by dividing the Pro Forma Net profit from continuing operations attributable to the owners of the parent by the Pro Forma weighted average number of shares outstanding, as adjusted for the merger.
Pro forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the merger.
Refer to Note 22, Earnings per share, included within the Semi-Annual Condensed Consolidated Financial Statements included within this report for additional detail on the calculation of earnings per share.

Regarding the Pro Forma basic and diluted earnings per share from continuing operations for the six months ended June 30, 2020:
(i) Pro forma weighted average number of outstanding Stellantis common shares for the six months ended June 30, 2020 includes PSA weighted average number of outstanding common shares for the six months ended June 30, 2020 converted with the merger exchange ratio of 1.742 and Stellantis common shares issued at the merger date;
(ii) The number of the equity warrants on PSA ordinary shares delivered to General Motors, amounting to 39,727,324, have been included in the diluted number of shares and converted with the merger exchange ratio of 1.742;
(iii) Pro forma weighted average number of outstanding Stellantis common shares resulting from dilutive equity instruments performance share plans issued by PSA. and converted with the merger exchange ratio of 1.742; and
(iv) Pro forma weighted average number of outstanding Stellantis common shares resulting from the equity instruments issued under FCA’s equity incentive plan

Pro Forma Basic earnings per share

	Six months ended June 30, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - June 30, 2021 (B)	3,123,533	3,123,533	3,123,533
Pro Forma Basic earnings per share (€ per share) (A/B)	€2.21	€1.90	€0.32

	Six months ended June 30, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent	€595	€800	€(205)
Add: FCA Net loss attributable to owners of the parent, January 1 - June 30, 2020	(2,734)	(2,734)	—
Add: Pro forma adjustments	1,124	1,124	—
Pro Forma Net profit attributable to owners of the parent (A)	€(1,015)	€(810)	€(205)
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,119,935	3,119,935	3,119,935
Pro Forma Basic loss per share (€ per share) (A/B)	€(0.33)	€(0.26)	€(0.07)

Pro Forma Diluted earnings per share

	Six months ended June 30, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding (thousand), January 17 - June 30, 2021	3,123,533	3,123,533	3,123,533
Number of shares deployable for share-based compensation, January 17 - June 30, 2021	14,577	14,577	14,577
Equity warrants delivered to General Motors	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,206,607	3,206,607	3,206,607
Pro Forma Diluted earnings per share (€ per share) (A/B)	€2.16	€1.85	€0.31

	Six months ended June 30, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent	€595	€800	€(205)
Add: FCA Net loss attributable to owners of the parent, January 1 - June 30, 2020	(2,734)	(2,734)	—
Add: Pro forma adjustments	1,124	1,124	—
Pro Forma Net loss attributable to owners of the parent (A)	€(1,015)	€(810)	€(205)
Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)(1)	3,119,935	3,119,935	3,119,935
Pro Forma Diluted loss per share (€ per share) (A/B)	€(0.33)	€(0.26)	€(0.07)
________________________________________________________________________________________________________________________________________________
(1) Number of shares deployable for share-based compensation and equity warrants delivered to General Motors have not been taken into consideration in the calculation of Pro Forma diluted loss per share for the six months ended June 30, 2020 as this would have had an anti-dilutive effect

Highlights - from continuing operations
    Unless otherwise stated, all figures below exclude results from discontinued operations:

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2021	2020	(€ million, except shipments, which are in thousands of units, and per share amounts)	2021	2020
3,181	1,032	Combined shipments(1)	3,274	2,274
3,080	1,010	Consolidated shipments(2)	3,171	2,198

72,610	19,614	Net revenues	75,310	51,668
5,800	797	Net profit/(loss) from continuing operations	5,936	(813)
990	(421)	Profit/(loss) from discontinued operations, net of tax(3)	990	(421)
6,790	376	Net profit/(loss) (including discontinued operations)	6,926	(1,234)
8,438		Adjusted operating income(4)	8,622	752
		Adjusted net profit(5)	6,895	361

		Earnings/(loss) per share - including discontinued operations(6)
2.17	0.66	Basic earnings/(loss) per share (€)	2.21	(0.33)
2.11	0.63	Diluted earnings/(loss)/(loss) per share (€)	2.16	(0.33)

		Earnings/(loss) per share from continuing operations(6)
1.85	0.89	Basic earnings/(loss) per share (€)	1.90	(0.26)
1.81	0.85	Diluted earnings/(loss) per share (€)	1.85	(0.26)

n.a.	n.a.	Adjusted diluted earnings per share(7) (€)	2.15	0.12

		Distribution paid, per share
—	—	Ordinary dividends, per share (€)	n.a.	n.a.
0.32	—	Extraordinary distribution, per share (€)	n.a.	n.a.
____________________________________________________________________________________________________
n.a. = not applicable

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2021	2020	(€ million)	2021	2020
€5,615	€(2,739)	Net cash from (used in) operating activities	n.a.	n.a.
5,615	(2,452)	Of which: Net cash from (used in) operating activities of continuing operations	n.a.	n.a.
—	(287)	Of which: Net cash from (used in) operating activities of discontinued operations(8)	n.a.	n.a.
		Industrial free cash flows(9)	(1,163)	n.a.
______________________________________________________________________________________________________________________________
n.a. = not applicable

		Aggregated
At June 30, 2021	(€ million)	At December 31, 2020
€52,396	Available Liquidity	€58,253
51,445	Of which: Industrial Available liquidity	57,278
11,506	Industrial net financial position(10)	17,826
____________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Stellantis Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Stellantis Group's consolidated subsidiaries.
(3) Loss from discontinued operations, net of tax for the six months ended June 30, 2020 relates to Faurecia. Refer to Note 2, Scope of Consolidation in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report.
(4) Refer to sections — Non-GAAP Financial Measures, Group Results and Results by Segment in this Semi-Annual Report for further discussion.
(5) Refer to sections — Non-GAAP Financial Measures and Group Results in this Semi-Annual Report for further discussion.
(6) Refer to Note 22, Earnings per share, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report.
(7) Refer to sections - Non-GAAP Financial Measures and Group Results in this Semi-Annual Report for further discussion.
(8) For the six months ended June 30, 2020, includes only cash flows relating to third parties and excluding intercompany..
(9) Amounts exclude discontinued operations. Refer to sections — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.
(10) Refer to sections — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.

Non-GAAP Financial Measures
    We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Adjusted net profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), and Industrial free cash flows. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income: Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations,
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and
•Convergence and integration costs directly related to significant acquisitions or mergers.
For the six months ended June 30, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period January 1 - June 30, 2020.

Adjusted operating income is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Top Executive Team.

    Refer to the sections Group Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement. Adjusted operating income should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
    Adjusted net profit: is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted operating income, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. For the six months ended June 30, 2021, Pro Forma Adjusted net profit includes the Adjusted net profit of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, Pro Forma Adjusted net profit includes the Adjusted net profit of FCA for the period January 1 - June 30, 2020.

    We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance.
    Refer to the section Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
    Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit. For the six months ended June 30, 2021, the calculation of Pro Forma Adjusted diluted EPS includes the Net profit of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, the calculation of Pro Forma Adjusted diluted EPS includes the Net profit of FCA for the period January 1 - June 30, 2020.
    We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing quality of earnings.
    Refer to the section Group Results below for a reconciliation of this non-GAAP measure to Diluted earnings per share from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from continuing operations or other methods of analyzing our quality of earnings as reported under IFRS.
    Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities, contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the six months ended June 30, 2021, Pro Forma Industrial free cash flows includes the Industrial free cash flows of FCA for the period January 1 - January 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Top Executive Team.
    Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Group or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Group’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and Capital Resources —Industrial net financial position for further information.

Group Results
    The following is a discussion of the Group's results of operations for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, on both the IFRS and pro forma basis (refer to Pro Forma Basis of Preparation for additional information):

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2021	2020	(€ million)	2021	2020
€72,610	€19,614	Net revenues	€75,310	€51,668
58,301	16,108	Cost of revenues	60,565	45,155
4,550	1,873	Selling, general and other costs	4,740	4,342
2,046	1,077	Research and development costs	2,119	2,227
2	203	Gains/(losses) on disposal of investments	2	207
371	43	Restructuring costs	371	86
7,344	716	Operating income/(loss)	7,517	65
217	(160)	Net financial expenses/(income)	229	91
7,127	876	Profit/(loss) before taxes	7,288	(26)
1,729	155	Tax expense	1,757	936
402	76	Share of the profit of equity method investees	405	149
5,800	797	Net profit/(loss) from continuing operations	5,936	(813)
990	(421)	Profit/(loss) from discontinued operations, net of tax	990	(421)
€6,790	€376	Net profit/(loss)	€6,926	€(1,234)

		Net profit/(loss) attributable to:
€6,780	€595	Owners of the parent	€6,916	€(1,015)
€10	€(219)	Non-controlling interests	€10	€(219)

		Net profit from continuing operations attributable to:
€5,790	€800	Owners of the parent	€5,926	€(810)
€10	€(3)	Non-controlling interests	€10	€(3)

		Net profit from discontinued operations attributable to:
€990	€(205)	Owners of the parent	€990	€(205)
€—	€(216)	Non-controlling interests	€—	€(216)
Net revenues

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€72,610	€19,614	270.2%	Net revenues	€75,310	€51,668	45.8%
See — Results by Segment below for a discussion of Net revenues on an IFRS and pro forma basis for each of our six reportable segments (North America, South America, Enlarged Europe, Middle East and Africa, China and India & Asia Pacific, and Maserati).

Cost of revenues

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€58,301	€16,108	261.9%	Cost of revenues	€60,565	€45,155	34.1%
80.3%	82.1%		Cost of revenues as % of Net revenues	80.4%	87.4%
The increase in Cost of revenues during the six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the merger, with Cost of revenues of approximately €40 billion relating to the operations of the former FCA.
The increase in Pro Forma Cost of revenues during six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily related to volume growth, improved vehicle line mix and cost inflation, partially offset by translation exchange impact.
Selling, general and other costs

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€4,550	€1,873	142.9%	Selling, general and other costs	€4,740	€4,342	9.2%
6.3%	9.5%		Selling, general and other costs as % of Net revenues	6.3%	8.4%
The increase in Selling, general and other costs during six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the merger, with Selling, general and other costs of approximately €2,400 million relating to the operations of the former FCA.
The increase in Pro Forma Selling, general and other costs during six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily related to higher volumes and higher marketing spending as compared to the lower expense in 2020 from cancellations and retiming of advertising expense, as well as, cost-cutting initiatives in response to COVID-19.

Research and development costs

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€1,305	580	125.0%	Research and development expenditures expensed	€1,362	1,299	4.8%
726	416	74.5%	Amortization of capitalized development expenditures	742	552	34.4%
15	81	(81.5)%	Impairment and write-off of capitalized development expenditures	15	376	(96.0)%
€2,046	€1,077	90.0%	Total Research and development costs	€2,119	€2,227	(4.8)%

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2021	2020		2021	2020
1.8%	3.0%	Research and development expenditures expensed as % of Net revenues	1.8%	2.5%
1.0%	2.1%	Amortization of capitalized development expenditures as % of Net revenues	1.0%	1.1%
—%	0.4%	Impairment and write-off of capitalized development expenditures as % of Net revenues	—%	0.7%
2.8%	5.5%	Total Research and development cost as % of Net revenues	2.8%	4.3%
The increase in Research and development expenditures expensed during six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the Merger, with Research and development expenditures expensed of approximately €800 million relating to the operations of the former FCA.
The increase in Pro Forma Research and development expenditures expensed during the six months ended June 30 2021, compared to the corresponding period in 2020, was primarily due to temporary cost cutting measures implemented in 2020 in response to the COVID-19 pandemic and increased research and development activity in connection with the acceleration of electrification and other initiatives in 2021 partially offset by the realization of synergies.
The increase in Amortization of capitalized development expenditures during six months ended June 30, 2021 compared to the corresponding period in 2020, is primarily related to the impact of the merger, with Amortization of capitalized development expenditures of approximately €270 million relating to the operations of the former FCA.
The increase in Pro Forma Amortization of capitalized development expenditures during six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily related to new model launches primarily in North America.

    Total research and development expenditures during the six months ended June 30, 2021 and 2020 and total Pro Forma Research and development expenditures during the six months ended June 30, 2021 and 2020 were as follows:

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
1,484	538	175.8%	Capitalized development expenditures(1)	1,563	1,590	(1.7)%
1,305	580	125.0%	Research and development expenditures expensed	1,362	1,299	4.8%
€2,789	€1,118	149.5%	Total Research and development expenditures	€2,925	€2,889	1.2%

53.2%	48.1%		Capitalized development expenditures as % of Total Research and development expenditures	53.4%	55.0%
3.8%	5.7%		Total Research and development expenditures as % of Net revenues	3.9%	5.6%
________________________________________________________________________________________________________________________________________________
(1) Does not include capitalized borrowing costs of €103 million and €18 million for the six months ended June 30, 2021 and 2020, respectively, and €110 million and €106 million for the six months ended June 30, 2021 and 2020, on a pro forma basis, respectively, in accordance with IAS 23 - Borrowing costs (Revised).
The increase in total Research and development expenditures during six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the merger, with total Research and development expenditures of approximately €1,650 million relating to the operations of the former FCA.
Total Pro Forma Research and development expenditures during six months ended June 30, 2021, were substantially in line compared to the corresponding period in 2020 with temporary cost cutting measures implemented in 2020 in response to the COVID-19 pandemic and increased research and development activity in connection with the acceleration of electrification and other initiatives in 2021 being offset by the realization of synergies.
Net financial expenses/(income)

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€217	€(160)	(235.6)%	Net financial expenses/(income)	€229	€91	151.6%
The increase in Net financial expenses during six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the merger, with Net financial expenses of approximately €100 million relating to the operations of the former FCA. In the six months ended June 30, 2020, Interest income and other financial income for the six months ended June 30, 2020 include a benefit of €216 million resulting from the remeasurement of the financial liability recognized upon the commitment to repurchase 30.7 million Groupe PSA shares from Dongfeng Group in the context of the merger with FCA. Refer to Note 21 - Equity and to Note 4 - Net financial expenses within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
The increase in Pro Forma Net financial expenses during the six months ended June 30, 2021, compared to the corresponding period in 2020 is primarily due to the financial income of €216 million recognized in 2020 as explained above. Excluding this gain, Net financial expenses decreased by €78 million, compared to the corresponding period in 2020, primarily reflecting one-off gains on unwinding of hedges.

Tax (benefit)/expense

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€1,729	€155	n.m.	Tax (benefit)/expense	€1,757	€936	87.7%
24.3%	17.7%		Effective tax rate	24.1%	(3,600.0)%
The effective tax rate was 24.3 percent and 17.7 percent for six months ended June 30, 2021, and 2020, respectively. The Pro Forma effective tax rate was 24.1 percent and (3,600.0) percent for six months ended June 30, 2021, and 2020, respectively.
The increase in the effective tax rate during six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily related to the merger, including additional U.S. earnings taxed at the approximately 24 percent blended U.S. corporate and state statutory tax rate, in conjunction with losses in Italy and Brazil on which deferred tax assets are not recognized, as well as deferred tax asset adjustments in Germany and the UK related to the merger.
During the six months ended June 30, 2021 a portion of available deferred tax assets have been recognized, mainly in France, Germany and Spain, based on forecasted profitability which was separately established prior to the merger. The Group will continue to use this data to measure and assess our deferred tax asset recognition until there is sufficient evidence to support changes in our recognition position. During the second half of 2021 or early 2022, the Group expects to have additional information and there is a possibility that this may represent sufficient positive evidence to allow us to conclude that a significant portion of additional deferred tax assets may be recognized. Further deferred tax asset recognition would result in a tax benefit during the period in which the recognition is recorded. However, the exact timing and amount of the deferred tax asset recognition is subject to change on the basis of the level of profitability we are able to achieve and forecast, and are not known at this time.
The change in the Pro Forma effective tax rate during six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily related to the non-repeat of deferred tax asset write-downs in Italy and Brazil of €549 million during the six months ended June 30, 2020, by FCA, offset by deferred tax asset adjustments in Germany and the UK during the six months ended June 30, 2021, along with the combination of increased profitability and tax expense primarily in the US and France, in conjunction with the favorable effective tax rate impact of lower current year losses on which deferred tax assets are not recognized, primarily in Italy and Brazil.
Share of the profit of equity method investees

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€402	€76	428.9%	Share of the profit of equity method investees	€405	€149	171.8%
The increase in the Share of the profit of equity method investees during six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the merger, with the Share of the profit of equity method investees of approximately €190 million relating to the operations of the former FCA.
The increase in the Pro Forma Share of the profit of equity method investees during six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily due to losses from the joint ventures in China recognized during the six months ended June 30, 2020 as well as, purchase accounting adjustments to write down certain investment balances to zero. In addition, the profits from the financial services joint ventures have improved.

Net profit/(loss) from continuing operations

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€5,800	€797	627.7%	Net profit/(loss) from continuing operations	€5,936	€(813)	830.1%
The increase in Net profit from continuing operations during six months ended June 30, 2021 compared to the corresponding period in 2020, primarily related to the impact of the merger, with Net profit from continuing operations of approximately €4.1 billion relating to the operations of the former FCA.
The increase in Pro Forma Net profit from continuing operations during the six months ended June 30, 2021, compared to the corresponding period in 2020, was primarily related to the improved operating performance and higher Share of the profit of equity method investees partially offset by increased net financial and tax expense.
Profit/(loss) from discontinued operations, net of tax

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020	(€ million)	2021	2020	2021 vs. 2020
€990	€(421)	335.2%	Profit/(loss) from discontinued operations, net of tax	€990	€(421)	335.2%
For the six months ended June 30, 2020, loss from discontinued operations related to the results of Faurecia. Following the loss of control of Faurecia at the beginning of January 2021, a gain of €990 million has been recognized consisting of a gain of €515 million upon the classification of the investment in Faurecia as a financial asset and the subsequent remeasurement at fair value through profit and loss of €475 million. Refer to Note 2, Scope of consolidation, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.

Adjusted operating income

			Increase/(Decrease)
	Six months ended June 30,		2021 vs. 2020
(€ million)	2021	2020	% Actual
Pro Forma Adjusted operating income	€8,622	€752	n.m.
Pro Forma Adjusted operating income margin (%)	11.4%	1.5%	+990 bps
The following chart presents the change in Pro Forma Adjusted operating income by segment for the six months ended June 30, 2021 compared to the corresponding period in 2020.
    Refer to — Results by Segment below for a discussion of Pro Forma Adjusted operating income for each of our six reportable segments (North America, South America, Enlarged Europe, Middle East and Africa, China and India & Asia Pacific, and Maserati).

The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Pro Forma Adjusted operating income:

(€ million)	Six months ended June 30, 2021
Net profit from continuing operations	€5,800
Tax expense	1,729
Net financial expenses	217
Share of the profit of equity method investees	(402)
Operating income	€7,344
Add: Operating income of FCA, January 1 - 16, 2021	77
Add: Pro Forma adjustments	96
Pro Forma Operating income	€7,517
Adjustments:
Reversal of inventory fair value adjustment in purchase accounting	€522
Restructuring and other costs, net of reversals	541
Impairment expense and supplier obligations	21
Brazilian indirect tax - reversal of liability/ recognition of credits	(222)
Other	243
Total Adjustments	1,105
Pro Forma Adjusted operating income	€8,622
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Six months ended June 30, 2021
Net profit from continuing operations	€5,800
Tax expense	1,729
Net financial expenses	217
Share of the profit of equity method investees	(402)
Operating income	€7,344
Adjustments:
Reversal of inventory fair value adjustment in purchase accounting	€522
Restructuring and other costs, net of reversals	541
Impairment expense and supplier obligations	21
Brazilian indirect tax - reversal of liability/ recognition of credits	(222)
Other	243
Total adjustments January 1 - June 30, 2021	€1,105
Less: adjustments January 1- 16, 2021	11
Adjusted operating income	€8,438

The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Pro Forma Adjusted operating income:

(€ million)	Six months ended June 30, 2020
Net profit from continuing operations	€797
Tax expense	155
Net financial income	(160)
Share of the profit of equity method investees	(76)
Add: Operating loss of FCA, January 1 - June 30, 2020	(1,675)
Add: Pro Forma adjustments	1,024
Pro Forma Operating income	€65
Adjustments:
Impairment expense and supplier obligations	€771
Restructuring costs, net of reversals	87
Gains on disposal of investments	(241)
Other	70
Total Adjustments	687
Pro Forma Adjusted operating income	€752

During the six months ended June 30, 2021, Pro Forma Adjusted operating income excluded adjustments primarily related to:
•€522 million of reversal of fair value adjustment recognized in purchase accounting on FCA inventories;
•€541 million of restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe;
•€222 million benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax, resulting in the recognition of €73 million in Net revenues and €149 million in Selling, general and other costs. Refer to Note 9, Other assets and prepaid expenses, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information; and
•€243 million of other costs primarily related to the completion of merger and integration activities.
During the six months ended June 30, 2021, Adjusted operating income excluded the same adjustments excluded for Pro Forma Adjusted operating income, as well as, adjustments for the period January 1 - 16, 2021, which were primarily costs related to the merger.
During the six months ended June 30, 2020, Pro Forma Adjusted operating income excluded adjustments primarily related to:
• €87 million of restructuring costs, primarily related to South America, Enlarged Europe and North America;
•€771 million primarily relating to impairment expense in North America, South America, Enlarged Europe, China and India & Asia Pacific and Maserati due to reduced volume expectations primarily as a result of the estimated impacts of COVID, as well as, for certain assets in Maserati;

•€241 million relating to the gain on disposal of investment, primarily related to the disposal of Changan PSA Auto Company Ltd (“CAPSA”), which was a joint venture in China; and
•€70 million of other costs primarily related to the merger.
Adjusted net profit

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2021	2020	2021 vs. 2020
Pro Forma Adjusted net profit	€6,895	€361	n.m.
The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Pro Forma Adjusted net profit:

(€ million)	Six months ended June 30, 2021
Net profit from continuing operations	€5,800
Add: Net profit from continuing operations of FCA, January 1 - 16, 2021	30
Add: Pro Forma adjustments	106
Adjustments (as above)	1,105
Tax impact on adjustments	(241)
Derecognition of deferred tax assets	95
Total adjustments, net of taxes	959
Pro Forma Adjusted net profit	€6,895

(€ million)	Six months ended June 30, 2020
Net profit from continuing operations	€797
Add: Net loss from continuing operations of FCA, January 1 - June 30, 2020	(2,742)
Add: Pro Forma adjustments	1,132
Adjustments (as above)	687
Tax impact on adjustments	(62)
Net derecognition of deferred tax assets and other tax adjustments	549
Total adjustments, net of taxes	1,174
Pro Forma Adjusted net profit	€361

During the six months ended June 30, 2021, Pro Forma Adjusted net profit excluded adjustments related to:
•€241 million reflecting the tax impact on the items excluded from Adjusted operating income above; and
•€95 million due to the derecognition of deferred tax assets
    During the six months ended June 30, 2020 Pro Forma Adjusted net profit excluded adjustments related to:
•€62 million reflecting the tax impact on the items excluded from Adjusted operating income above; and
•€549 million loss from write-down of deferred tax assets in Italy and Brazil related to the former FCA as it reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on economic and market outlook.

Adjusted diluted earnings per share

	Six months ended June 30,		Increase/(Decrease)
(€ per share)	2021	2020	2021 vs. 2020
Pro Forma Adjusted diluted earnings per share	€2.15	€0.12	n.m.
    The following table summarizes the reconciliation of Pro Forma Diluted earnings per share from continuing operations to Pro Forma Adjusted diluted earnings per share.
Refer to the section Pro Forma Earnings per share above for additional information for the reconciliation of Diluted earnings per share from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Financial Statements, to Pro Forma Diluted earnings per share:

(€ per share except otherwise noted)	Six months ended June 30, 2021
Pro Forma Diluted earnings per share from continuing operations ("Diluted EPS")	€1.85
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations	0.30
Pro Forma Adjusted diluted EPS	€2.15

(€ per share except otherwise noted)	Six months ended June 30, 2020
Pro Forma Diluted earnings per share from continuing operations ("Diluted EPS")	€(0.26)
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations	0.38
Pro Forma Adjusted diluted EPS	€0.12

Results by Segment
The following are the results by segment Pro Forma for the six months ended June 30, 2021 and 2020:

	Pro Forma
	Net revenues		Adjusted operating income		Consolidated Shipments
	Six months ended June 30,
(€ million, except shipments which are in thousands of units)	2021	2020	2021	2020	2021	2020
North America	€32,447	€22,841	€5,236	€876	873	697
South America	4,936	2,192	326	(63)	424	186
Enlarged Europe	32,040	22,683	2,829	194	1,664	1,181
Middle East and Africa	2,547	1,757	247	43	138	93
China and India & Asia Pacific	1,883	1,200	206	67	61	36
Maserati	885	445	29	(104)	11	5
Other activities	1,422	1,099	(335)	(262)	—	—
Unallocated items & eliminations(1)	(850)	(549)	84	1	—	—
Total	€75,310	€51,668	€8,622	€752	3,171	2,198
________________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following are the market shares by segment for the six months ended June 30, 2021 and 2020. The market share information below includes both FCA and PSA for the six months ended June 30, 2020.

	Market share(1)
	Six months ended June 30,
	2021	2020
North America	10.9%	11.9%
South America	23.6%	17.4%
Enlarged Europe	20.4%	19.6%
Middle East and Africa	11.9%	11.6%
India & Asia Pacific	0.8%	0.7%
China	0.5%	0.6%
Maserati	2.1%	1.8%
________________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)) and internal information.
• Represents PC and LCVs, except as noted below
• India & Asia Pacific reflects aggregate for major markets where Group competes (Japan (PC), India(PC), South Korea (PC + Pickups), Australia and South East Asia)
• Middle East and Africa exclude Iran, Sudan and Syria
• Maserati market share and industry information is derived from IHS data, Maserati competitive segment and internal information.

Refer to Note 23, Segment reporting included elsewhere in this Semi-Annual report for additional detail on the Group’s reportable segments.
The following is a discussion of IFRS and Pro Forma Net revenues and shipments and Pro Forma Adjusted operating income for each of our six reportable segments for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. We review changes in our results of operations with the following operational drivers:
•Operating environment
◦Industry & Market Mix: reflects changes in volumes of products sold to customers driven by industry volumes and market mix. Reflects also the gap between production and shipment (fixed manufacturing costs absorption).

•Performance
◦Vehicle Net Price & Content: reflects changes in net prices including discounts and incentives and related to new product content, option take rates. Includes also channel and trim mix;
◦Vehicle Line Mix: reflects the changes in nameplate mix;
◦Market Share & Market Mix: reflects changes of market share and market mix on new vehicle business;
◦Industrial: reflects manufacturing, logistics and purchasing efficiencies and inefficiencies, as well as changes to costs of raw materials. Warranty and compliance costs are also included here;
◦SG&A: primarily includes costs for advertising and promotional activities, purchased services, information technology and administrative costs and other costs not directly related to the development and manufacturing of Stellantis products;
◦R&D: includes research and development costs;
◦FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to other partners, owned dealer network, royalties, the difference between shipments and sales, as well as foreign currency exchange translation, transaction and hedging.

North America

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
817	3	n.m.	Shipments (thousands of units)	873	697	25.3%
€30,426	€45	n.m.	Net revenues (€ million)	€32,447	€22,841	42.1%
€4,983	n.a.	n.a.	Adjusted operating income (€ million)	€5,236	€876	497.7%
			Adjusted operating income margin (%)	16.1%	3.8%	+1230 bps
____________________________________________________________________________________________________________________________
n.m. = not meaningful
n.a. = not applicable
Six Months Ended June 30, 2021
The Group's market share(1) in North America of 10.9 percent for the six months ended June 30, 2021 reflected a decrease of 100 bps from 11.9 percent in the same period in 2020. The U.S. market share(1) of 11.2 percent reflected a decrease of 110 bps from 12.3 percent in the same period in 2020.
Shipments
The increase in North America Pro Forma shipments in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to COVID interrupted six months ended June 30, 2020 and discontinuation of Dodge Grand Caravan and Journey in the last six months of 2020.
Net revenues
The increase in North America Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was almost entirely due to the contribution of FCA operations following the merger.
The increase in North America Pro Forma Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to increased volumes, favorable vehicle and market mix, as well as strong net pricing, partially offset by unfavorable foreign translation effects.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores

Adjusted operating income
    The following chart reflects the change in North America Pro Forma Adjusted operating income by operational driver for the six months ended June 30, 2021 compared to the same period in 2020.
The increase in North America Pro Forma Adjusted operating income in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to higher Net revenues, partially offset by increased costs as business normalized compared to COVID interrupted six months ended June 30, 2020.

South America

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
405	33	n.m.	Shipments (thousands of units)	424	186	128.0%
€4,751	€479	891.9%	Net revenues (€ million)	€4,936	€2,192	125.2%
€317	n.a.	n.a.	Adjusted operating income (€ million)	€326	€(63)	617.5%
			Adjusted operating income margin (%)	6.6%	(2.9)%	+950 bps
________________________________________________________________________________________________________________________________________________
n.a. = not applicable
Six Months Ended June 30, 2021
The Group's market share(1) in South America increased 620 bps to 23.6 percent for the six months ended June 30, 2021 from 17.4 percent in the same period in 2020. The Group's market share in Brazil and Argentina for the six months ended June 30, 2021 increased 1,070 bps to 31.6 percent from 20.9 percent and increased 260 bps to 27.7 percent from 25.1 percent, respectively, compared to the corresponding period in 2020.
Shipments
    The increase in South America Pro Forma shipments in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to reduced COVID interruptions and success of all-new Fiat Strada, as well as mid-cycle refreshes of Fiat Toro and Jeep Compass.

Net revenues
The increase in South America Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in South America Pro Forma Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to increased volumes, higher net pricing and improved vehicle mix, partially offset by negative foreign exchange translation effects, mainly from Brazilian real.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)

Adjusted operating income
    The following chart reflects the change in South America Pro Forma Adjusted operating income by operational driver for the six months ended June 30, 2021 compared to the same period in 2020.

The increase in South America Pro Forma Adjusted operating income in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to higher Net revenues, partially offset by product cost inflation and unfavorable foreign exchange translation and transaction effects.

Enlarged Europe

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
1,651	891	85.3%	Shipments (thousands of units)	1,664	1,181	40.9%
€31,708	€17,623	79.9%	Net revenues (€ million)	€32,040	€22,683	41.3%
€2,878	n.a.	n.a.	Adjusted operating income (€ million)	€2,829	€194	n.m.
			Adjusted operating income margin (%)	8.8%	0.9%	+790 bps
________________________________________________________________________________________________________________________________________________
n.m. = not meaningful
n.a. = not applicable

Six Months Ended June 30, 2021
The Group's market share(1) in the Enlarged Europe for the six months ended June 30, 2021, increased 80 bps to 23.1 percent from 22.3 percent in the same period in 2020.
Shipments
    The increase in Enlarged Europe Pro Forma shipments in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to COVID interrupted six months ended June 30, 2020 and increased volumes of Peugeot 2008, all-new Citroën C4, all-new Opel Mokka and all-new Fiat 500e.

Net revenues

The increase in Enlarged Europe Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in Enlarged Europe Pro Forma Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to higher volumes, improved vehicle mix, positive net pricing, and increased parts and services business, as well as used car business.

_______________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta) + Iceland + Norway+ Switzerland + UK. Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)

Adjusted operating income
    The following chart reflects the change in Enlarged Europe Pro Forma Adjusted operating income by operational driver for the six months ended June 30, 2021 compared to the same period in 2020.
The increase in Enlarged Europe Pro Forma Adjusted operating income in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to higher Net Revenues, purchasing and manufacturing efficiencies, as well as reduced compliance costs, partially offset by increased advertising costs and labor due to prior period COVID measures as compared to 2021.

Middle East and Africa

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
198	71	178.9%	Combined shipments (thousands of units)	200	130	53.8%
137	71	93.0%	Consolidated shipments (thousands of units)	138	93	48.4%
€2,511	€1,096	129.1%	Net revenues (€ million)	€2,547	€1,757	45.0%
€256	n.a.	n.a.	Adjusted operating income (€ million)	€247	€43	474.4%
			Adjusted operating income margin (%)	9.7%	2.4%	+730 bps
________________________________________________________________________________________________________________________________________________
n.a. = not applicable

Six Months Ended June 30, 2021
The Group's market share(1) in the Middle East and Africa for the six months ended June 30, 2021, increased 30 bps to 11.9 percent from 11.6 percent in the same period in 2020.

Shipments
The increase in Middle East and Africa Pro Forma consolidated shipments in the six months ended June 30, 2021 compared to the same period in 2020 was primarily driven by COVID interrupted six months ended June 30, 2020 and higher volumes of Peugeot 208 and 3008, Opel Corsa and Jeep Wrangler.

Net revenues
The increase in Middle East and Africa Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in Middle East and Africa Pro Forma Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to increased volumes, higher net pricing, including pricing actions for the Turkish lira devaluation, and improved market mix, partially offset by negative foreign exchange translation effects, mainly from Turkish lira.

Adjusted operating income
    The following chart reflects the change in Middle East and Africa Pro Forma Adjusted operating income by operational driver for the six months ended June 30, 2021 compared to the same period in 2020.
The increase in Middle East and Africa Pro Forma Adjusted operating income in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to improved Net revenues, partially offset by negative foreign exchange translation effects, primarily from the Turkish lira.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores.

China and India & Asia Pacific

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
99	34	191.2%	Combined shipments (thousands of units)	102	75	36.0%
59	12	391.7%	Consolidated shipments (thousands of units)	61	36	69.4%
€1,830	€334	447.9%	Net revenues (€ million)	€1,883	€1,200	56.9%
€208	n.a.	n.a.	Adjusted operating income (€ million)	€206	€67	207.5%
			Adjusted operating income margin (%)	10.9%	5.6%	+530 bps
________________________________________________________________________________________________________________________________________________
n.m. = not meaningful
n.a. = not applicable
We locally produce and distribute the Jeep Cherokee, Renegade, Compass, Grand Commander and Commander PHEV through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). We also locally manufacture vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China through the 50% owned Dongfeng Peugeot Citroën Automobile joint venture (“DPCA JV”), based in Wuhan, China. The Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”), markets the vehicles produced by DPCA in China. The results of these joint ventures are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Share of the profit of equity method investees” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis. Until June 2020, vehicles under the DS brand have been manufactured and marketed in China through CAPSA a 50% joint venture between PSA and the Changan group. Upon the sale of the 50 percent stake by PSA in June 2020, CAPSA will continue to manufacture DS vehicles for the Group.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV and DPCA JV are not included in consolidated shipments and are only in combined shipments.
Six Months Ended June 30, 2021
Shipments
The increase in China and India & Asia Pacific Pro Forma combined and consolidated shipments in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to the industry recovery.

Net revenues
The increase in China and India & Asia Pacific Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in China and India & Asia Pacific Pro Forma Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to overall higher volumes and favorable market mix and net pricing.
Adjusted operating income
The increase in China and India & Asia Pacific Pro Forma Adjusted operating income in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to higher Net revenues, partially offset by increased advertising costs that were impacted by cost containment measures in 2020 due to COVID-19.

Maserati

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,		Increase/(Decrease)
2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
10.8	—	n.m.	Shipments (thousands of units)	10.8	5.1	111.8%
€867	€—	n.m.	Net revenues (€ million)	€885	€445	98.9%
€42	n.a.	n.a.	Adjusted operating income (€ million)	€29	€(104)	127.9%
			Adjusted operating income margin (%)	3.3%	(23.4)%	+2,670 bps
________________________________________________________________________________________________________________________________________________
n.m. = not meaningful
n.a. = not applicable
Six Months Ended June 30, 2021
Shipments
The increase in Maserati Pro Forma shipments in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to the improved demand and increased market share.
Net revenues
The increase in Maserati Pro Forma Net revenues in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to higher volumes, improved net pricing and favorable market mix, mainly in China.

Adjusted operating income
The increase in Maserati Pro Forma Adjusted operating income in the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to improved Net revenues, partially offset by higher advertising costs to support mid-cycle refreshes.

Liquidity and Capital Resources

Available Liquidity
    The following table summarizes our total Available liquidity and Pro Forma Availability liquidity:

(€ million)	At June 30, 2021
Cash, cash equivalents and financial securities(1)	€41,749
Undrawn committed credit lines	10,628
Cash, cash equivalents and financial securities - included within Assets held for sale	19
Available liquidity(2)	€52,396
of which: Available liquidity of the Industrial Activities	€51,445

Aggregated (3)
(€ million)	At December 31, 2020
Cash, cash equivalents and financial securities(1)	€44,748
Undrawn committed credit lines	13,478
Cash, cash equivalents and financial securities - included within Assets held for sale	27
Available liquidity (2)	€58,253
of which: Available liquidity of the Industrial Activities	€57,278
________________________________________________________________________________________________________________________________________________
(1) Current securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse impact on the Group’s ability to meet its liquidity requirements at the dates presented above.
(3) The aggregated Available Liquidity as of December 31, 2020, is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.

    The Available liquidity of the Industrial Activities at June 30, 2021 decreased €5.8 billion from December 31, 2020 (aggregated) primarily as a result of the €4.2 billion distributions to Shareholders, the maturity of the €3.0 billion PSA COVID line and the €1.2 billion negative Industrial Free Cash Flow (on a Pro Forma basis). These effects have been partially offset by the positive net financing flows (excluding dividends), driven by the €3.75 billion notes issued in the period under the EMTN Program and the repayment of a €1.0 billion note at maturity.
     Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, such as we have experienced in response to the COVID-19 pandemic, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
    Our liquidity is principally denominated Euro and in U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and financial securities available at June 30, 2021, €25.9 billion, or 62.0 percent, were denominated in Euro and €10.1 billion, or 24.0 percent, were denominated in U.S. Dollar.

    In April 2021, €3.0 billion syndicated credit line expired. The syndicated credit line was signed by PSA in April 2020 in response to the COVID-19 pandemic.
At June 30, 2021, undrawn committed credit lines of €10.6 billion consisted of the €6.25 billion Revolving Credit Facilities (RCF) from the FCA Group, the €3.0 billion syndicated credit line of Peugeot S.A. and the GIE PSA Trésorerie and other revolving facilities for a total of €1.4 billion.
As of June 30, 2021, the RCF was available for general corporate purposes and for the working capital needs and is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. On March 26, 2020, the tenor of the three-year Tranche A of FCA’s €6.25 billion for €3.125 billion, was extended by one year to April 27, 2023, with the Tranche B maturity unchanged at March 2024.
On July 23, 2021, Stellantis announced that it had signed a new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks. This new RCF replaces the existing syndicated RCF’s from the PSA Group (€3.0 billion) and FCA Group (€6.25 billion). This new RCF, available for use in general corporate purposes, is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year.

At December 31, 2020, the aggregated Undrawn committed credit lines available totaling €13.5 billion included also a €3.0 billion syndicated line of credit, signed by PSA in April 2020 in response to the COVID-19 pandemic, expired in April 2021.
Based on past performance and current expectations, we believe that our available liquidity will be sufficient to meet our future operating cash needs. Our available cash and committed credit facilities provide additional sources of liquidity to fund current operations, debt maturities, and future investment opportunities. However, we continue to assess all funding options and expect to access funding as and when available on reasonable terms to further strengthen our balance sheet and enhance our liquidity to optimize our financial flexibility.
    The Company was in compliance with all of its debt covenants at June 30, 2021 and currently expects continued compliance with debt covenants.

EMTN Notes
On March 31, 2021, the Group issued €1.25 billion 0.625 per cent notes due March 30, 2027 under the €30 billion Euro Medium Term Note Program.

On June 18, 2021 the Group issued €1.25 billion 0.750 per cent notes due January 18, 2029 and €1.25 billion 1.250 per cent notes due June 20, 2033 under the same Program.
All the notes were rated Baa3 by Moody’s Investors Service, BBB- by Standard & Poor’s, BBB- by Fitch and BBB by DBRS.
Refer to Note 16 - Debt within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
Rating agency updates
On January 8, 2021, S&P Global Ratings confirmed that it had upgraded the long term corporate credit rating of FCA N.V. from “BB+” to “BBB-”, with Outlook Stable. The short-term credit rating was upgraded from “B” to “A-3”.
On January 11, 2021, Moody’s Investors Service confirmed that it had upgraded the Issuer Rating of FCA N.V. from “Ba1” to “Baa3”, and the rating on the bonds issued or guaranteed by FCA N.V. from “Ba2” to “Baa3”. The short-term rating was upgraded from “(P) NP” to “(P) P-3”. The outlook on all ratings is stable.

On January 18, 2021, Fitch confirmed the Long-term Issuer Default Rating of Stellantis N.V. at BBB- with Outlook stable.
On January 27, 2021, DBRS upgraded the Issuer rating and Senior Unsecured Debt rating of Stellantis N.V. from “BBB (low)” to “BBB”, with the trend on all ratings stable.

Cash Flows
    The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2021 and 2020, and does not include the impact of any Pro Forma adjustments or results of former FCA prior to the merger. Refer to the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2021 and 2020 included elsewhere in this Semi-Annual Report for additional detail.

	Six months ended June 30,
(€ million)	2021	2020
Net cash from (used in) operating activities of continuing operations	€5,615	€(2,452)
Net cash from (used in) operating activities of discontinued operations(1)	—	(287)
Net cash from (used in) investing activities of continuing operations	16,924	(1,097)
Net cash from (used in) investing activities of discontinued operations(1)	(3,117)	(816)
Net cash from (used in) financing activities of continuing operations	(1,801)	1,474
Net cash from (used in) financing activities of discontinued operations(1)	—	1,363
Effects of changes in exchange rates	298	(235)
Increase (decrease) in cash	17,919	(2,050)
Net cash and cash equivalents at beginning of period	22,893	17,805
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€40,812	€15,755
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Scope of Consolidation in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report.

Operating Activities
    For the six months ended June 30, 2021, cash used in operating activities was the result of Net profit from continuing operations of €5,800 million primarily adjusted: (1) to add back €2,647 million for depreciation and amortization expense, (2) a €206 million change in deferred taxes (3) a €2,440 million net decrease in provisions, primarily due to a decrease in incentive accrual in North America, and (4) for the negative effect of the change in working capital of €765 million, which includes (i) a decrease of €2,736 million in trade payables across all regions, primarily due to lower level of production in May and June 2021 as compared to November and December 2020, (ii) a decrease of €1,055 million in inventories reflecting higher demand and containment actions, and (iii) other changes with an overall benefit of €920 million mainly due to increase in tax payables.
    For the six months ended June 30, 2020, cash flows from operating activities were the result of Net profit from continuing operations of €797 million primarily adjusted: (1) to add back €1,214 million for depreciation and amortization expense, (2) a €773 million net decrease in provisions, (3) €287 million of cash used by operating activities of discontinued operations and (4) for the negative effect of the change in working capital of €3,417 million, mainly due to the temporary suspension of production due to COVID-19 during the six months ended June 30, 2020, which was primarily driven by (i) a decrease of €3,534 million in trade payable, (ii) a decrease of €192 million in trade receivables, which were partially offset by (iii) an increase of €87 million in inventories, and (iv) an increase of €454 million in other receivables net of other payables.

Investing Activities
    For the six months ended June 30, 2021, cash used in investing activities was primarily the result of (1) €4,623 million of investment in properties, plant and equipment and intangible assets, including €1,484 million of capitalized development expenditures, (2) €368 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, and (3) an increase in receivables from financing activities of €560 million, which was mainly attributable to higher volumes of dealer financing and factoring in Brazil. Investing activities reports the amount of cash and cash equivalents of FCA at the date of the merger of €22,514 million as well as the reduction of €3,117 million in cash and cash equivalents held by Faurecia at loss of control.
    For the six months ended June 30, 2020, cash used in investing activities was primarily the result of (1) €(1,217) million of capital expenditures, including €538 million of capitalized development expenditures, and (2) €(816) million of cash flows used by discontinued operations, partially offset by (3) a decrease in receivables from financing activities of €(170) million.
Financing Activities
    For the six months ended June 30, 2021, cash flows from financing activities resulted primarily from the distribution to Shareholders of €4,199 million, including €2,897 million for an extraordinary distribution to FCA shareholders, €1,000 million ordinary dividend distribution to Stellantis shareholders and €302 million distributed in cash as part of the Faurecia distribution (refer to Note 2, Scope of consolidation in the Semi-Annual Consolidated Financial Statements included elsewhere in this report). These were partially offset by issuance of notes under the EMTN Program of €3.75 billion net of repayments. Refer to Note 16, Debt, in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report, for further information.
    For the six months ended June 30, 2020, cash used in financing activities resulted primarily from issuance of long-term debt of €901 million, changes in short-term debt and other financial assets and liabilities of €555 million, and cash flows from financing activities of discontinued operations of €1,363 million.

Industrial free cash flows
    The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows, to Pro Forma Industrial free cash flows for the six months ended June 30, 2021:

(€ million)	Six months ended June 30, 2021
Cash flows from operating activities	€5,615
Less: Cash flows from operating activities - discontinued operations	—
Cash flows from operating activities - continuing operations	5,615
Less: Operating activities not attributable to industrial activities	(22)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,982
Add: Proceeds from disposal of assets other changes in investing activities	100
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments	141
Add: Net intercompany payments between continuing operations and discontinued operations	—
Add: Defined benefit pension contributions, net of tax	36
Industrial free cash flows	650
Add: Industrial free cash flows of FCA, January 1 - 16, 2021	(1,813)
Pro Forma Industrial free cash flows	€(1,163)

Aggregated Industrial free cash flows

€ million	Six months ended June 30, 2020
PSA Automotive free cash flows	(3,601)
FCA Industrial free cash flows	(9,972)
Aggregated Industrial free cash flows(*)	(13,573)
____________________________________________________________________________________________________
(*) The aggregated Industrial free cash flows for the six months ended June 30, 2020, is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.

Industrial net financial position

	At June 30, 2021
(€ million)	Group	Industrial activities	Financial services
Third parties debt (Principal)	(30,078)	(28,426)	(1,652)
Capital market(1)	(16,212)	(15,646)	(566)
Bank debt	(10,483)	(9,431)	(1,052)
Other debt(2)	(778)	(747)	(31)
Lease liabilities	(2,605)	(2,602)	(3)
Accrued interest and other adjustments(3)	(1,281)	(1,273)	(8)
Debt with third parties from continuing operations (excluding held for sale)	(31,359)	(29,699)	(1,660)
Debt classified as held for sale	(73)	(73)	—
Debt with third parties including held for sale	(31,432)	(29,772)	(1,660)
Intercompany, net(4)	—	518	(518)
Current financial receivables from jointly-controlled financial services companies(5)	67	67	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including held for sale	(31,365)	(29,187)	(2,178)
Derivative financial assets/(liabilities), net of collateral deposits (excluding held for sale)(6)	(214)	(214)	—
Financial securities(7)	937	865	72
Cash and cash equivalents	40,812	40,023	789
Cash and cash equivalents, financial securities and Derivative financial assets/(liabilities), net, classified as held for sale	19	19	—
Net financial position including held for sale	10,189	11,506	(1,317)
Industrial net financial position from continuing operations (excluding held for sale)(8)		11,662
Industrial net financial position from held for sale(8)		(156)
Industrial net financial position		11,506
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes for €15,162 million, Schuldschein for €484 million and €566 million issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS, for €216 million.
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€706 million) and industrial activities entities' financial payables due to financial services entities (€188 million).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net negative €249 million) and collateral deposits (€35 million).
(7) Excludes certain financial securities held pursuant to applicable regulations (€287 million) and non liquid equity investments (€94 million) and debt securities (€92 million).
(8) Include net intercompany financial payables due from activities included within assets held for sale of €102 million.

Aggregated Industrial net financial position

€ million	At December 31, 2020
PSA Automotive net financial position	13,231
FCA Net industrial cash	4,595
Aggregated Industrial net financial position(*)	€17,826
_______________________________________________________________________________________________________________________________________________
(*)The aggregated Industrial net financial position at December 31, 2020 is the simple aggregation of the previously reported amounts by FCA and PSA (excluding Faurecia) and does not reflect a) fair value adjustments increasing debt by approximately €1.400 million as of January 17, 2021 recorded as part of the preliminary purchase accounting adjustments required by IFRS; and b) approximately €230 million of a reduction in the Industrial net financial position to align to the Stellantis definition.
The €6.3 billion difference in Industrial net financial position at June 30, 2021, as compared to the aggregated amount at December 30, 2020, is comprised of €1.7 billion as a result of purchase accounting and alignment in definitions, as well as, the €4.2 billion of distributions to shareholders in the period and €1.2 billion of negative Industrial free cash flows on a pro forma basis, partially offset by the €0.2 billion proceeds from ARAMIS IPO (Refer to Note 21, Equity in the Semi-Annual Consolidated Financial Statements included elsewhere in this report) and a €0.5 billion positive translation effects.

Important events during the six months ended June 30, 2021
In accordance with the merger of FCA and PSA, on January 4, 2021, FCA declared a conditional special cash distribution of €1.84 per common share corresponding to a total distribution of approximately €2.9 billion, payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021. The cash distribution was paid on January 29, 2021.
On January 18, 2021, Fitch confirmed the Long-term Issuer Default Rating of Stellantis N.V. at BBB- with Outlook stable.
On January 27, 2021, DBRS has upgraded the Issuer rating and Senior Unsecured Debt rating of Stellantis N.V. from “BBB (low)” to “BBB”.
On January 26, 2021, FCA Italy S.p.A., wholly owned subsidiary of Stellantis N.V., and Engie EPS announced the signing of the full set of agreements, including the investment and shareholders’ agreement, to create a Joint Venture in the e-Mobility sector. On March 31, 2021, Stellantis and Engie EPS announced the composition of the Board of Directors and the corporate name of the new entity: Free2Move eSolutions.
On March 4, 2021, Stellantis announced a conditional distribution to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia and up to €308 million in cash, being the proceeds received by Peugeot S.A. in November 2020 from the sale of ordinary shares of Faurecia, payable to holders of Stellantis common shares of record as of Tuesday, March 16, 2021, (the “Distribution”). On March 10, 2021, the Distribution has become unconditional, with (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares have been entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed. Refer to Note 21, Equity in the Semi-Annual Consolidated Financial Statements included elsewhere in this report.
On April 15, 2021, the Annual General Meeting of Shareholders approved the €1.0 billion extraordinary cash distribution on common shares, as contemplated by the combination agreement entered into by FCA and PSA on December 17, 2019 as amended, representing a payment to the holders of common shares of €0.32 per outstanding common share.
On May 18, 2021, Stellantis and Hon Hai Precision Industry Co., Ltd., (“Foxconn”), together with its subsidiary FIH Mobile Ltd., (“FIH”), announced the signing of a non-binding memorandum of understanding to form Mobile Drive, a 50/50 voting rights joint venture aimed at accelerating development timelines to bring innovative in-vehicle user experiences enabled by advanced consumer electronics, HMI interfaces and services.
On June 22, 2021, TotalEnergies and Stellantis announced the renewal of their partnership for the next five years for the Peugeot, Citroën and DS Automobiles brands. The two Groups are also opening a new chapter with its expansion to include Opel and Vauxhall. These global cooperation agreements now cover five core areas: (i) increased collaboration in Research & Development; (ii) “First-fill” lubricants; (iii) exclusive recommendation of Quartz lubricants in the after-sales and maintenance networks of the Peugeot, Citroën, DS Automobiles, Opel and Vauxhall brands; (iv) automobile sport competition; and (v) mobility and EV charging are a new aspect of this partnership.
In the six months ended June 30, 2021, the Group has achieved strong start to synergies with ~€1.3 billion of net cash synergies.

Risks and Uncertainties
    The Group believes that the risks and uncertainties identified for the six months ended June 30, 2021 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Group's Annual Report and Form 20-F for the year ended December 31, 2020 filed with the SEC and AFM on March 4, 2021, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.

Outlook
2021 Industry Outlook:
•North America +10% from +8% year over year, primarily due to improvements in U.S;
•South America +20%, outlook for region unchanged;
•Enlarged Europe +10%, outlook for region unchanged;
•Middle East & Africa +15%, outlook for region unchanged;
•India & Asia Pacific +10%, outlook for region unchanged;
•China +5%, outlook for region unchanged.
FY 2021 guidance:
Adjusted operating income margin(1) of ~10%.
Assumes no further deterioration of semiconductor supply and no further significant lockdowns in Europe and U.S.

(1) Guidance includes impacts from purchase accounting and changes in accounting policies as required by IFRS in connection with the Merger. Guidance refers to sections - non-GAAP Financial Measures and Pro Forma, which include results of FCA for the period January 1- 16, 2021

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2021

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Six months ended June 30,
	Note	2021	2020(1)
Net revenues	3	€72,610	€19,614
Cost of revenues		58,301	16,108
Selling, general and other costs		4,550	1,873
Research and development costs		2,046	1,077
Gains on disposal of investments		2	203
Restructuring costs	15	371	43
Operating income		7,344	716
Net financial expenses/(income)	4	217	(160)
Profit before taxes		7,127	876
Tax expense	5	1,729	155
Share of the profit of equity method investees		402	76
Net profit from continuing operations		5,800	797
Profit/(loss) from discontinued operations, net of tax	2	990	(421)
Net profit		€6,790	€376

Net profit/(loss) attributable to:
Owners of the parent		€6,780	€595
Non-controlling interests		10	(219)
		€6,790	€376

Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€5,790	€800
Non-controlling interests		10	(3)
		€5,800	€797

Earnings per share:	22
Basic earnings per share		€2.17	€0.66
Diluted earnings per share		€2.11	€0.63

Earnings per share from continuing operations:	22
Basic earnings per share		€1.85	€0.89
Diluted earnings per share		€1.81	€0.85
_______________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Scope of consolidation.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2021	2020
Consolidated profit for the period		€6,790	€376

Fair value remeasurement to cash flow hedges		410	44
of which, reclassified to the income statement		16	(42)
of which, recognized in equity during the period		394	86
Exchange differences on translating foreign operations		450	(334)
Income tax (expense) benefit		(108)	(11)
Share of Other comprehensive income of equity method investments		(9)	(36)
Items related to discontinued operations		—	(149)
Amounts to be potentially reclassified to profit or loss	21	743	(486)
Actuarial gains and losses on defined benefit pension obligations		1,533	341
Income tax (expense) benefit		(373)	(87)
Share of Other comprehensive income for equity method investees		6	—
Items related to discontinued operations		—	(11)
Amounts not to be reclassified to profit or loss	21	1,166	243

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€8,699	€133
of which, attributable to equity holders of the parent		8,687	446
of which, attributable to minority interests		12	(313)

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2021	At December 31, 2020(1)
Assets
Goodwill and intangible assets with indefinite useful lives	6	€28,559	€6,327
Other intangible assets	7	15,669	8,694
Property, plant and equipment	8	34,658	15,983
Equity method investments		5,701	3,152
Non-current financial assets	10	820	831
Other non-current assets and prepaid expenses	9	4,697	1,651
Deferred tax assets		1,371	1,096
Tax receivables		144	—
Total Non-current assets		91,619	37,734
Inventories	11	12,181	5,366
Assets sold with a buy-back commitment		2,370	793
Trade receivables		3,117	4,923
Tax receivables		168	216
Other current assets and prepaid expenses	9	6,786	2,663
Current financial assets	10	983	690
Cash and cash equivalents		40,812	22,893
Assets held for sale		506	7
Total Current assets		66,923	37,551
Total Assets		€158,542	€75,285
Equity and liabilities
Equity	21
Share capital		€31	€895
Treasury shares		—	(183)
Retained earnings and other accumulated equity, excluding non-controlling interests		46,301	20,581
Non-controlling interests		406	2,580
Total Equity		46,738	23,873
Liabilities
Long-term debt	16	24,851	11,068
Other non-current financial liabilities		157	17
Other non-current liabilities	17	6,916	4,681
Non-current provisions	15	7,508	1,610
Employee benefits liabilities	14	7,968	1,463
Tax liabilities		527	312
Deferred tax liabilities		4,194	801
Total Non-current liabilities		52,121	19,952
Short-term debt and current portion of long-term debt	16	6,508	2,635
Current provisions	15	8,494	4,114
Employee benefits liabilities	14	647	50
Trade payables		27,402	15,955
Tax liabilities		1,063	128
Other liabilities	17	15,037	8,569
Other current financial liabilities		259	9
Liabilities held for sale		273	—
Total Current liabilities		59,683	31,460
Total Equity and liabilities		€158,542	€75,285
_______________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Scope of consolidation.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2021	2020

Consolidated profit from continuing operations		€5,800	€797
Adjustments for non-cash items:
depreciation and amortization		2,647	1,214
other non-cash movements		(416)	—
provisions		(2,440)	(773)
change in deferred taxes		206	24
(gains) losses on disposals and other		36	(110)
Dividends received from, net of share in net result of, equity method investments		117	83
Fair value remeasurement of cash flow hedges		39	(177)
Change in carrying amount of leased vehicles		391	(93)
Changes in working capital	12	(765)	(3,417)
Net cash from (used in) operating activities of discontinued operations		—	(287)
Net cash from (used in) operating activities		5,615	(2,739)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		(3)	197
Acquisitions of consolidated subsidiaries and equity method investments		(137)	(5)
Cash and cash equivalents of FCA at the Merger	2	22,514	—
Proceeds from disposals of property, plant and equipment and intangible assets		53	42
Investments in property, plant and equipment and intangible assets		(4,623)	(1,217)
Change in amounts payable on property, plant and equipment and intangible assets		(368)	(170)
Net change in receivables from financing activities		(560)	—
Other		48	56
Net cash from (used in) investing activities of discontinued operations		(3,117)	(816)
Net cash from (used in) investing activities		13,807	(1,913)
Distributions paid:
to Stellantis shareholders		(4,199)	—
to minority shareholders of subsidiaries		—	(1)
Proceeds from issuance of shares		242	—
(Purchases) sales of treasury shares		(2)	(1)
Changes in short-term debt and other financial assets and liabilities	16	(313)	555
Changes in long-term debt	16	2,513	901
Change in securities		—	20
Other		(42)	—
Net cash from (used in) financing activities of discontinued operations		—	1,363
Net cash from (used in) financing activities		(1,801)	2,837
Effect of changes in exchange rates		298	(235)
Increase (decrease) in cash		17,919	(2,050)
Net cash and cash equivalents at beginning of period		22,893	17,805
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD		€40,812	€15,755

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

				Revaluations - excluding non-controlling interests
	Share capital	Treasury shares	Retained earnings excluding revaluations	Cash flow hedges	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2019	€905	€(240)	€18,694	€(1)	€377	€(661)	€—	€19,074	€2,727	€21,801
Capital increase	—	—	—	—	—	—	—	—	—	—
Distributions (not dividends)	—	54	(54)	—	—	—	—	—	—	—
Share-based compensation	—	—	21	—	—	—	—	21	3	24
Other comprehensive income/Net profit	—	—	595	28	243	(421)	—	445	(313)	132
Other changes	—	3	41	—	—	—	—	44	(7)	37
At June 30, 2020	€905	€(183)	€19,297	€27	€620	€(1,082)	€—	€19,584	€2,410	€21,994

				Revaluations - excluding non-controlling interests
	Share capital	Treasury shares	Retained earnings excluding revaluations	Cash flow hedges	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2020	€895	(183)	€21,450	€74	€271	€(1,162)	€(51)	€21,294	€2,580	€23,874
Cancellation treasury shares	—	183	(183)	—	—	—	—	—	—	—
FCA - PSA merger	(864)	—	20,701	—	—	—	—	19,837	59	19,896
Faurecia loss of control and distribution	—	—	(2,883)	—	—	118	—	(2,765)	(2,457)	(5,222)
Distributions	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
Share-based compensation(1)	—	—	123	—	—	—	—	123	—	123
Other comprehensive income/Net profit	—	—	6,780	301	1,161	448	(3)	8,687	12	8,699
Other changes(2)	—	—	203	(47)	—	—	—	156	212	368
At June 30, 2021	€31	—	€45,191	€328	€1,432	€(596)	€(54)	€46,332	€406	€46,738
________________________________________________________________________________________________________________________________________________
(1) Includes €6 million tax benefit related to the long-term incentive plans.
(2) Includes primarily the impact of the reduction in ownership of ARAMIS upon an IPO resulting in €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings. Refer to Note 21, Equity. Includes also €47 million deferred net hedging gains transferred to inventory, net of tax.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA NV”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the combined company was renamed Stellantis N.V., the current members of the board of directors were appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination.
In 2021, the merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA is the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. will represent the historical financial statements of PSA. Refer to Note 2, Scope of Consolidation, for additional information.
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
    The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on August 4, 2021 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
     The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2020 included within the “Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA for the year ended December 31, 2020”, furnished to the SEC on March 4, 2021 (the “Consolidated Financial Statements at December 31, 2020”), which are available on the Group’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2020, except as described in the section — New standards and amendments effective from January 1, 2021 below.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

Basis of preparation
The Semi-Annual Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
    The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 3.6 Use of estimates and Assumptions in the Consolidated Financial Statements at December 31, 2020.
New standards and amendments effective from January 1, 2021
    The following amendments and interpretations, which were effective from January 1, 2021, were adopted by the Group. The adoption of these amendments did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
•In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which is complementary to Interest Rate Benchmark Reform, as issued in September 2019. The amendments address issues that arise as a result of implementation of the reforms, including the effects of changes in the contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark.
New standards and amendments effective from January 1, 2021
•In March 2021, the IASB has extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for COVID-19-related rent concessions. In response to calls from stakeholders and because the COVID-19 pandemic is still ongoing, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 to make it easier for lessees to account for COVID-19-related rent concessions, such as rent holidays and temporary rent reductions, while continuing to provide useful information about their leases to investors. The amendment is effective for annual reporting periods beginning on or after April 1, 2021. The practical expedient did not have a significant impact on the Group.
New standards and amendments not yet effective
    Reference should be made to Note 3, Accounting Policies – New standards and amendments not yet effective within the Consolidated Financial Statements at December 31, 2020 for a description of new standards not yet effective as of June 30, 2021.
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. In July 2020, the IASB deferred the effective date of this amendment to January 1, 2023. We are currently evaluating the impact of adoption.

•In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which includes amendments to the following standards: updating a reference in IFRS 3 - Business Combinations to the Conceptual Framework for Financial Reporting; in IAS 16 - Property, Plant and Equipment, prohibiting the deduction of amounts received from selling items produced whilst preparing the asset for its intended use from the cost of property, plant and equipment; in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, specifying what costs are to be included when assessing whether a contract will be loss-making; and minor amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial Instruments, IAS 41 - Agriculture and the Illustrative Examples accompanying IFRS 16 - Leases. The amendments are effective January 1, 2022. We are currently evaluating the impact of adoption.
•In June 2020, the IASB issued amendments to IFRS 17 - Insurance Contracts aimed at helping companies implement the standard and making it easier for them to explain their financial performance. The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time. We are currently evaluating the impact of adoption.
•In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Change in Accounting Estimates and Errors. The amendments to IAS 1 require companies to disclose their material accounting policies rather than their significant accounting policies, including providing guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 clarify how companies should distinguish change in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. We are currently evaluating the impact of adoption.
•In May 2021, the IASB issued targeted amendments to IAS 12, the IFRS Standard on income taxes, to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. We are currently evaluating the impact of adoption.

Exchange rates
    The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2021	At June 30, 2021	At December 31, 2020	For the six months ended June 30, 2020	At June 30, 2020
U.S. Dollar (U.S.$)	1.205	1.188	1.227	1.101	1.120
Argentine Peso (ARS)(1)	109.975	113.755	103.252	70.877	78.895
Brazilian Real (BRL)	6.484	5.926	6.393	5.336	6.114
Canadian Dollar (CAD)	1.504	1.472	1.563	1.501	1.532
Swiss Franc (CHF)	1.094	1.098	1.080	1.064	1.065
Chinese Renminbi (CNY)	7.797	7.674	8.023	7.743	7.922
Czech Koruna (CZK)	25.861	25.488	26.242	26.307	26.740
Pound Sterling (GBP)	0.868	0.858	0.899	0.873	0.912
Mexican Peso (MXN)	24.317	23.578	24.416	23.633	25.947
Polish Zloty (PLN)	4.539	4.521	4.560	4.411	4.456
Russian Ruble (RUB)	89.590	86.203	90.686	76.080	78.678
Japanese Yen (JPY)	129.805	131.430	126.490	119.179	120.660
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.

2. Scope of consolidation

Merger of Groupe PSA and FCA

Timeline of the merger and business combination date
On December 17, 2019, FCA and PSA entered into a combination agreement providing for the combination of FCA and PSA through a cross-border merger, with FCA as the surviving legal entity in the merger (“Stellantis”).
On September 14, 2020, FCA and PSA agreed to amend the combination agreement. According to the combination agreement amendment, the FCA Extraordinary Dividend, to be paid to former FCA shareholders was reduced to €2.9 billion, with PSA’s 46 percent stake in Faurecia planned to be distributed to all Stellantis shareholders promptly after closing following approval of the Stellantis board and shareholders.
On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger. The conditions agreed to as part of the regulatory clearance will not have a material impact on the cash flows or financial positions for Stellantis.
On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, January 17, 2021 is the acquisition date for the business combination (See the following paragraph “Accounting for the merger and Identification of the accounting acquirer” for further details on the accounting for the transaction).
On January 29, 2021, the approximately €2.9 billion extraordinary dividend was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.
On March 22, 2021, the distribution by Stellantis to the holders of its common shares was completed of 53,130,574 ordinary shares of Faurecia and €302 million which are the proceeds received by PSA in November 2020 from the sale of ordinary shares of Faurecia, both net of shares and cash retained to serve the GM Warrants.
Primary reasons for the business combination
The following are the primary reasons for the merger:
•A New Industry Leader with resilience. The merger created a global automaker and mobility provider , with a balanced and profitable global presence with a portfolio covering all key vehicle segments.
•Greater Geographic Balance. The merger added scale and substantial geographic balance through leveraging FCA’s strength in North America and Latin America with PSA’s position in Europe, as well as creating opportunities to reshape the strategy in other geographic regions, primarily China;
•Stronger Platform for Innovation. The combined group is expected to be able to leverage its capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity;
•Synergies. The merger synergies are planned to be achieved in the following four areas: technology, platforms and products, purchasing, selling, general and administrative expenses (SG&A) and all other functions, such as logistics, supply chain, quality and after-market operations.

Accounting for the merger and identification of the accounting acquirer
The merger has been accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, which is composed of eleven directors, six of whom were to be nominated by PSA, PSA shareholders or PSA employees, or were current PSA executives, (ii) the combined group’s first CEO, who was vested with the full authority to individually represent the combined group, and was the president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA.
Computation of the consideration transferred
PSA shareholders received 1.742 FCA common shares for each PSA ordinary share held immediately prior to the merger as consideration in connection with the merger, which represented 1,545,220,196 shares. However, as required by IFRS 3, the consideration transferred is calculated as if PSA, as the accounting acquirer, issued shares to the shareholders of the accounting acquiree, FCA. The value of the consideration transferred has been measured based on the closing price of PSA’s shares of €21.85 per share on January 15, 2021, which was the final share price of PSA prior to the acquisition date. The number of PSA shares that PSA is deemed to issue to FCA shareholders under reverse acquisition accounting provides the former FCA shareholders with the same ownership in the combined group as obtained in the merger. Based on the number of shares of FCA and PSA that are issued and outstanding as of January 16, 2021, the respective percentages of ownership of PSA and the former FCA shareholders are as follows:

	Number of shares issued and outstanding as of January 16, 2021		Exchange ratio	Adjusted number of shares on completion (i.e. Stellantis shares)		Exchange ratio	Deemed number of shares for consideration transferred calculation
	(a)		(b)	(c) = (a)*(b)		(d)	(e) = (c)/(d)
PSA	887,038,000	(1)	1.742	1,545,220,196	49.53%	1.742	887,038,000	49.53%
FCA	1,574,714,499	(2)	1	1,574,714,499	50.47%	1.742	903,969,288	50.47%
Total				3,119,934,695			1,791,007,288
________________________________________________________________________________________________________________________________________________
(1) Number of shares as of January 16, 2021, net of 7,790,213 treasury shares.
(2) The number of shares as of January 16, 2021 includes 7,195,225 shares that vested during 2020 in connection with FCA’s Equity Incentive Plan

In addition to the above, in line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, included within consideration transferred is a portion of the fair value of the share-based awards to former FCA employees. As a result of the merger, each outstanding FCA Performance Share Units (“PSU”) award and each outstanding FCA Restricted Stock Units (“RSU”) award has been replaced by Stellantis RSU awards, which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the FCA PSU Adjusted EBIT and PSU Total Shareholder Return (“TSR”) awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. The portion of the fair value of the share-based payment awards that is included in the consideration transferred has been determined by multiplying the fair value of the original FCA awards as of January 16, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.
The computation of the consideration transferred under reverse acquisition accounting is summarized as follows:

Number of shares of PSA deemed to be issued to FCA shareholders under reverse acquisition accounting	Number of shares	903,969,288
Market price of PSA shares as of January 15, 2021	€	€21.85
Fair value of common shares deemed to be issued to FCA shareholders as of January 15, 2021	€ million	19,752
Additional consideration for share-based compensation	€ million	85
Consideration transferred	€ million	€19,837

Calculation of Goodwill

Goodwill arising from the acquisition was determined as follows:

(€ million)	At the acquisition date (January 17, 2021)
Consideration transferred	€19,837
Add: minority interests	59
Less: preliminary fair value of FCA’s Net assets acquired(3)	8,510
Goodwill	€11,386
________________________________________________________________________________________________________________________________________________
(3) The fair values, with limited exceptions as provided under IFRS 3, assigned to the assets acquired and liabilities assumed are preliminary and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3

Goodwill recognized on the acquisition relates to the expected growth, synergies, know-how and the value of FCA’s workforce which cannot be separately recognized as an intangible asset. This goodwill has been allocated to the Group’s operating segments and is not expected to be deductible for tax purposes.
Purchase Accounting
The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 - Fair Value Measurement (“IFRS 13”) and requires, among other things, the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date, with certain exceptions. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recorded at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill. PSA’s assets and liabilities together with PSA’s operations will continue to be recorded at their pre-merger historical carrying values for all periods presented in the consolidated financial statements of Stellantis. Following the completion of the merger, the earnings of the combined group reflect the impacts of purchase accounting adjustments, including changes in amortization and depreciation expense for acquired assets.

The identifiable assets acquired and identifiable liabilities assumed of FCA, as detailed below, have been measured at their acquisition date fair value, with limited exceptions as permitted by IFRS 3. The fair values assigned to the assets acquired and liabilities assumed have been determined in a comprehensive manner; however, they are provisional and could be subject to further adjustment during the one-year measurement period, as provided for by IFRS 3:

(€ million)	At the acquisition date (January 17, 2021)
Assets
Intangible assets with indefinite useful lives	€12,797
Other intangible assets	8,256
Property, plant and equipment	20,667
Equity method investments	2,637
Non-current financial assets	320
Other non-current assets	3,833
Total Non-current assets	48,510
Inventories	9,333
Assets sold with a buy-back commitment	812
Trade receivables	1,970
Other current assets and prepaid expenses	4,408
Current financial assets	502
Cash and cash equivalents	22,514
Total Current assets	39,539
Total Assets	€88,049

Liabilities
Long-term debt	18,362
Other non-current financial liabilities	269
Other non-current liabilities	5,403
Non-current provisions	5,452
Employee benefits liabilities	8,181
Total Non-current liabilities	37,667
Short-term debt and current portion of long-term debt	4,052
Current provisions	7,430
Employee benefits liabilities	595
Trade payables	20,299
Other current financial liabilities	162
Other current liabilities	9,334
Total Current liabilities	41,872
Total Liabilities	€79,539
Net assets acquired	€8,510
Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite.
For capitalized development expenditures, fair values have been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method.

Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the preliminary fair value of land. The fair value of certain assets was determined through an income approach.
Equity method investments
The fair value of equity method investments was determined based on quoted market prices, where available, or through a combination of the dividend discount model, the trading multiples method and the regression analysis method.
Deferred taxes
Deferred tax assets and liabilities were calculated on the fair values using the statutory tax rates applicable in the relevant jurisdictions where the related temporary differences are expected to reverse in future periods. Recognized deferred tax assets were limited to the amount of deferred tax liabilities and taxable profits expected in the foreseeable future. The tax impacts which are directly linked to the merger and migration of Stellantis NV tax residency from the UK to the Netherlands have been reflected in goodwill.
Inventories
The fair value of work-in-process and finished goods Inventories was determined as the estimated selling prices, less the sum of (i) the cost to complete work-in-process, (ii) the cost of disposal, (iii) a reasonable profit allowance for the selling effort, (iv) an implied brand royalty charge and (v) holding costs. The book value of certain precious metals has been adjusted to reflect their respective fair values using market prices as of the merger date. The book value of all other raw materials, which are measured at the lower of cost and net realizable value and which have a high turnover, are considered to approximate fair value.
Financial liabilities
Fair value of financial liabilities were based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed.
The acquired lease liability was measured using the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the terms of certain leases relative to market terms.
Employee benefits
The present value of defined benefit obligations has been measured using actuarial techniques and actuarial assumptions by using the Projected Unit Credit Method. Plan assets have been measured at fair value.
Trade receivables and Receivables from financing activities
Included within the identifiable assets acquired were trade receivables with a fair value of €1,970 million and gross contractual amount of €2,181 million, of which €211 million was not expected to be collected. Included within the identifiable assets acquired were receivables from financing activities with a fair value of €1,888 million and gross contractual amount of €1,903 million, of which €15 million was not expected to be collected.

Contingent liabilities
As a result of the acquisition an incremental contingent liability of €163 million has been recognized for the potentially higher CAFE penalty base rate on vehicle shipments prior to the merger date. Refer to Note 20, Guarantees granted, commitments and contingent liabilities for additional information.
Although the specific timing of any outflow is uncertain, as a result of the acquisition, we have also recognized €141 million of contingent liabilities related to various matters, which are primarily related to indirect tax matters in Brazil.
Pro forma impact on revenues and net profit
From the acquisition date to June 30, 2021, the acquired business of FCA contributed revenues of approximately €47 billion and net profit of approximately €4 billion to the Group. If the acquisition had occurred on January 1, 2021, the Group’s consolidated revenues and consolidated net profit after tax for the half-year ended June 30, 2021 would have been €75.3 billion and €6.9 billion respectively.
Faurecia distribution and deconsolidation
Following agreement between FCA and PSA, PSA announced on October 29, 2020 the sale of approximately 9.7 million ordinary shares of Faurecia, representing approximately 7 percent of Faurecia’s outstanding share capital, with proceeds of approximately €308 million. This sale was recorded as a transaction with non-controlling interests. According to the combination agreement amendment, PSA’s 39.34 percent stake in Faurecia as well as the proceeds from the 7 percent sale were intended to be distributed to all Stellantis shareholders promptly after the closing of the merger. At December 31, 2020, Faurecia continued to be consolidated within continuing operations of PSA’s consolidated financial statements, as PSA concluded that Faurecia was not readily available for distribution until the merger was approved by PSA and FCA shareholders.
On January 12, 2021, PSA (i) converted the manner in which it held its remaining Faurecia ordinary shares resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) caused its representatives on the board of directors of Faurecia to resign effective January 11, 2021. As a result of its loss of control over Faurecia on January 12, 2021, PSA discontinued the consolidation of Faurecia, recognizing a gain of €515 million before tax, with Faurecia being reported retrospectively as a discontinued operation in 2021 until Faurecia was distributed by Stellantis in March 2021. The remaining 39.34 percent investment in Faurecia has been accounted for as an investment in a non-consolidated entity measured at fair value under IFRS 9. During the six months ended June 30, 2021, a gain of €475 million was recognized up to the distribution.
On January 25, 2021, the extraordinary general meeting of shareholders (“EGM”) was convened, in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia and up to €308 million which are the proceeds received by PSA in November 2020 from the sale of ordinary shares of Faurecia. The EGM was held on March 8, 2021 and the distribution occurred on March 22, 2021 resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed.

The following table summarizes the operating results of Faurecia that were excluded from the Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2020:

Six months ended June 30, 2020(1)

Net revenues	€5,506
Expenses	5,740
Net financial (income)/expenses	(108)
Profit/(loss) before taxes from discontinued operations	(342)
Tax (income)/expense	(67)
Share of the profit/(loss) of equity method investees	(12)
Profit/(loss) after taxes from discontinued operations	(421)
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(1) Amounts presented are not representative of the income statement of Faurecia on a stand-alone basis; amounts are net of transactions between Faurecia and other companies of the Group.
The operating results of Faurecia during the period from January 1, 2021 to its deconsolidation on January 11, 2021 were not material and the loss of control was treated as having taken place on January 1, 2021.

Consolidated Statement of Financial Position

The following summarizes the impact of reclassifications made to align previously reported assets and liabilities of PSA to the presentation adopted by Stellantis:

PSA Consolidated Statement of financial position	Note	At December 31, 2020 (as previously reported)	Reclassifications	At January 1, 2021 (as adjusted)	Stellantis Consolidated Statement of financial position	Of which - Faurecia(1)
		€ million
Assets					Assets
Goodwill	(i)	€4,364	€(4,364)	€—
	(i)	—	6,327	6,327	Goodwill and intangible assets with indefinite useful lives	€2,368
Intangible assets	(i)	10,658	(1,964)	8,694	Other intangible assets	2,668
Property, plant and equipment	(ii)	16,776	(793)	15,983	Property, plant and equipment	3,727
Equity method Investments - manufacturing and sales companies	(iii)	520	(520)	—
Equity method investments - finance companies	(iii)	2,632	(2,632)	—
	(iii)	—	3,152	3,152	Equity method Investments	177
Other non-current financial assets - manufacturing and sales companies	(iv)	721	(721)	—
Other non-current financial assets - finance companies		—	—	—
	(iv)	—	831	831	Non-current financial assets and financial investments	(1,196)
Other non-current assets	(iv)	1,485	166	1,651	Other non-current assets	604
Deferred tax assets		1,096	—	1,096	Deferred tax assets	475
			—	—	Tax receivables	—
Total non-current assets		€38,252	€(518)	€37,734	Total non-current assets	€8,823
Loans and receivables - finance companies	(v)	31	(31)	—
Short-term investments - finance companies	(v), (ix)	67	(67)	—
Inventories		5,366	—	5,366	Inventories	1,677
	(ii)	—	793	793	Assets sold with a buy-back commitment	—
Trade receivables	(vi)	3,147	1,776	4,923	Trade receivables	3,065
Current taxes		216	—	216	Current taxes	54
			2,663	2,663	Other current assets and prepaid expenses	635
Other receivables	(vii)	2,789	(2,789)	—
Derivative financial instruments on operating - assets	(viii)	115	(115)	—
Operating assets		11,731		—
Current financial assets and Financial investments	(ix)	627	63	690	Current financial assets and financial investments	5
Cash and cash equivalents - manufacturing and sales companies	(x)	22,303	(22,303)	—
Cash and cash equivalents - finance companies	(x)	590	(590)	—
		—	22,893	22,893	Cash and cash equivalents	3,091
Assets held for sale		—	7	7	Assets held for sale	—
Total current assets		€35,251	€2,300	€37,551	Total current assets	€8,527
Assets held for sale		7	(7)	—
TOTAL ASSETS		€73,510	€1,775	€75,285	TOTAL ASSETS	€17,350
________________________________________________________________________________________________________________________________________________
(1) Amounts are net of intercompany eliminations

PSA Consolidated Statement of financial position	Note	At December 31, 2020 (as previously reported)	Reclassifications	At January 1, 2021 (as adjusted)	Stellantis Consolidated Statement of financial position	Of which - Faurecia
Equity and liabilities		€ million			Equity and liabilities
Equity					Equity
Share capital		€895	€—	€895	Share capital	€—
Treasury shares		(183)	—	(183)	Treasury shares	—
Retained earnings and other accumulated equity, excluding non-controlling interests		20,582	(1)	20,581	Retained earnings and other accumulated equity, excluding non-controlling interests	96
Non-controlling interests		2,580	—	2,580	Non-controlling interests	2,459
Total equity		€23,874	€(1)	€23,873	Total equity	€2,555
Non-current financial liabilities		11,083	(11,083)	—
		—	11,068	11,068	Long-term debt	5,008
		—	17	17	Other non-current financial liabilities	12
Other non-current liabilities		5,361	(680)	4,681	Other non-current liabilities	117
Non-current provisions		1,578	32	1,610	Non-current provisions	63
		—	1,463	1,463	Employee benefits liabilities	483
		—	312	312	Tax liabilities	—
Deferred tax liabilities		801	—	801	Deferred tax liabilities	81
Total non-current liabilities		€18,823	€1,129	€19,952	Total non-current liabilities	€5,764
Financing liabilities - finance companies		236	(236)	—
		—	2,635	2,635	Short-term debt and current portion of long-term debt	1,480
Current provisions		3,808	306	4,114	Current provisions	245
		—	50	50	Employee benefits liabilities	32
Trade payables		15,166	789	15,955	Trade payables	5,703
Current taxes		440	(312)	128	Current taxes	74
Other payables		8,712	(143)	8,569	Other payables	1,489
Derivative financial instruments on operating - liabilities		42	(42)	—
Operating liabilities		28,404	—	—
Current financial liabilities		2,409	(2,400)	9	Other current financial liabilities	8
		—	—	—	Liabilities held for sale	—
Total current liabilities		€30,813	€647	€31,460	Total current liabilities	€9,031
Liabilities held for sale		—	—	—		—
TOTAL EQUITY AND LIABILITIES		€73,510	€1,775	€75,285	TOTAL EQUITY AND LIABILITIES	€17,350
________________________________________________________________________________________________________________________________________________
(1) Amounts are net of intercompany eliminations
The reclassifications made to align previously reported assets and liabilities of PSA to the presentation adopted by Stellantis are mainly driven by the following criteria:
•Certain assets and liabilities expected to be recovered or settled after more than twelve months and previously classified as “current” by PSA were reclassified as “non-current” to conform to the operating cycle criteria adopted by Stellantis.

•PSA presented separately certain financial assets and liabilities for “manufacturing and sales companies” and for “finance companies” whereas Stellantis presentation is on a group basis only. As a result of the alignment, Equity method Investments, Other non-current financial assets and Cash and cash equivalents have been aggregated into a single line for each item.
•PSA combined in the same line the intangible assets with indefinite useful lives and those with definite useful lives, while Stellantis presents the intangible assets with indefinite useful lives in combination with the Goodwill. A reclassification has been made on historical PSA presentation accordingly.

Consolidated Income Statement
The following summarizes the impact of reclassifications made to align the previously reported results of PSA to the presentation adopted by Stellantis and the presentation of Faurecia as a discontinued operation in line with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations:

PSA Consolidated income statement	Note	Six months ended June 30, 2020 (as previously reported)	Reclassifications	Faurecia discontinued operations	Six months ended June 30, 2020 (as adjusted)	Stellantis Consolidated income statement
Continuing operations
Revenue		€25,120	€—	(5,506)	€19,614	Net revenues
Cost of goods and services sold	(i), (ii), (iii)	21,052	334	(5,278)	16,108	Cost of revenues
Selling, general and administrative expenses	(i), (iii)	2,372	(132)	(367)	1,873	Selling, general and other costs
Research and development expenses	(ii)	1,179	82	(184)	1,077	Research and development costs
	(iii)	—	381	(178)	203	Gains on disposal of investments
Restructuring costs		132	—	(89)	43	Restructuring costs
Impairment of CGUs	(ii)	289	(289)	—	—
Other operating expense (income )	(iii)	(386)	386	—	—
Operating income (loss)		482	—	234	716	Operating income/(loss)
Financial income	(iv)	(280)	280	—	—
Financial expenses	(iv)	228	(228)	—	—
Net financial income (expense)	(iv)	(52)	—	(108)	(160)	Net financial expenses
Income (loss) before tax of fully consolidated companies		534	—	342	876	Profit before taxes
Current taxes	(v)	231	(231)	—	—
Deferred taxes	(v)	(9)	9	—	—
Income taxes	(v)	222	—	(67)	155	Tax expense
Share in net earnings of equity method investments		64	—	12	76	Share of the profit of equity method investees
Consolidated profit (loss) from continuing operations		376	—	421	797	Net profit from continuing operations
Attributable to Owners of the parent		595	(595)	—	—
Attributable to Non-controlling interests		(219)	219	—	—
Consolidated profit (loss) from discontinued operations		—	—	(421)	(421)	Profit from discontinued operations, net of tax
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD		€376	€—	€—	€376	Net profit
						Net profit/(loss) attributable to:
Attributable to Owners of the parent		€595	€—	€—	€595	Owners of the parent
Attributable to Non-controlling interests		€(219)	€—	€—	€(219)	Non-controlling interests
						Net profit/(loss) from continuing operations attributable to:
			€595	€205	€800	Owners of the parent
			€(219)	€216	€(3)	Non-controlling interests

Earnings per share:						Earnings per share:
Basic earnings per €1 par value share - attributable to Owners of the parent		€0.66			€0.66	Basic earnings per share
Diluted earnings per €1 par value share - attributable to Owners of the parent		€0.63			€0.63	Diluted earnings per share
Earnings per share for Net profit from continuing operations:						Earnings per share from continuing operations:
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€0.66			€0.89	Basic earnings per share
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€0.63			€0.85	Diluted earnings per share

The following reclassifications have been made to align PSA’s historical income statement for the six months ended June 30, 2020 with Stellantis’ presentation following the merger.
•(i) Reclassification of warranty expense from Selling, general and administrative expenses to Cost of goods and services sold.
•(ii) Reclassification of impairment expense from Impairment of CGUs to Cost of revenues and Research and development expenses.
•(iii) Reclassification of Other operating income (expense) to Gain on disposal of investments, Cost of revenues and Selling general and other costs.
•(iv) Combination of Financial income and Financial expense into Net financial expenses.
•(v) Combination of Current taxes, Deferred taxes and Income Taxes into Tax expense.
Changes in segment reporting
Prior to the merger, PSA’s three reportable segments were the Automotive segment, consisting of the historical Peugeot Citroën DS business segment and of the Opel Vauxhall business segment, the Automotive Equipment segment, corresponding to the Faurecia Group and the Finance segment, corresponding to the Banque PSA Finance group, which provides exclusively retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks. Subsequent to the completion of the merger, the historical results of the Group have been re-presented to reflect the six reportable segments presented by Stellantis: five regional vehicle segments (North America, South America, Enlarged Europe, Middle East and Africa, and China and India & Asia Pacific) and Maserati, our global luxury brand segment.
Refer to Note 23, Segment Reporting for additional detail.

3. Net revenues
    Net revenues were as follows:

	Six months ended June 30,
	2021	2020
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€69,818	€18,962
Other services provided	2,091	394
Construction contract revenues	303	—
Lease installments from assets sold with a buy-back commitment	328	244
Interest income of financial services activities	70	14
Total Net revenues	€72,610	€19,614

Six months ended June 30, 2021	North America	South America	Enlarged Europe	Middle East and Africa	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€29,405	€4,551	€30,516	€2,468	€1,786	€837	€255	€69,818
Other services provided	1,003	191	670	41	40	26	120	2,091
Construction contract revenues	—	—	—	—	—	—	303	303
Revenues from goods and services	30,408	4,742	31,186	2,509	1,826	863	678	72,212

Lease installments from assets sold with a buy-back commitment	12	—	317	2	(3)	—	—	328
Interest income from financial services activities	—	—	—	—	—	—	70	70
Total Net revenues	€30,420	€4,742	€31,503	€2,511	€1,823	€863	€748	€72,610

Six months ended June 30, 2020	North America	South America	Enlarged Europe	Middle East and Africa	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€45	€445	€17,069	€1,099	€298	€—	€4	€18,960
Other services provided	—	33	311	(4)	35	—	19	394
Construction contract revenues	—	—	—	—	—	—	—	—
Revenues from goods and services	45	478	17,380	1,095	333	—	23	19,354

Lease installments from assets sold with a buy-back commitment	—	—	243	2	—	—	—	245
Interest income from financial services activities	—	—	—	—	—	—	15	15
Total Net revenues	€45	€478	€17,623	€1,097	€333	€—	€38	€19,614

4. Net financial expenses
    The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Six months ended June 30,
	2021	2020
	(€ million)
Interest income and other financial income	€69	€244

Financial expenses:
Interest expense and other financial expenses	173	73
Interest on lease liabilities	27	7
Write-down of financial assets	—	16
Net interest expense on employee benefits provisions	79	(3)
Total Financial expenses	279	93
Net expenses from derivative financial instruments and exchange rate differences	7	(9)
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	286	84

Net financial expenses/(income)	€217	€(160)
Interest income and other financial income for the six months ended June 30, 2020 includes a benefit of €216 million resulting from the remeasurement of the financial liability recognized upon the commitment to repurchase 30.7 million Groupe PSA shares from Dongfeng Group in the context of the merger with FCA. Dongfeng Group (DFG) agreed to sell, and Groupe PSA agreed to buy, 30.7 million shares prior to closing of the merger, when those shares were cancelled. At the date of commitment, a financial liability of €685 million euro was initially recognized against equity. Subsequently, as at December 31, 2019, it was remeasured to €668 million against net financial income (expense) for €17 million. As at June 30, 2020, the commitment remained the same in terms of number of shares and the financial liability was remeasured to €451 million against the net financial income for €216 million. The agreement was subsequently amended and no obligation to repurchase share from DFG was in place at December 31, 2020.

5. Tax expense/(benefit)
    Tax expense/(benefit) was as follows:

	Six months ended June 30,
	2021	2020
	(€ million)
Current tax expense/(benefit)	€1,403	€162
Deferred tax benefit	158	(7)
Tax expense/(benefit) relating to prior periods	168	—
Total Tax expense/(benefit)	€1,729	€155
The effective tax rate was 24.3 percent and 17.7 percent for six months ended June 30, 2021 and 2020, respectively.
    The increase in the effective tax rate during the six months ended June 30, 2021, compared to the corresponding period in 2020, is primarily related to the merger, including additional US earnings taxed at the approximately 24 percent blended US corporate and state statutory tax rate, in conjunction with losses in Italy and Brazil on which deferred tax assets are not recognized, as well as deferred tax asset adjustments in the UK and in Germany as a result of the merger.

In France, total tax loss carry-forwards based on the tax situation at the end of December 2020 amount to €9.9 billion. The French tax authorities have preliminarily agreed that the French permanent establishment of Stellantis N.V. will succeed to €8.6 billion of tax loss carry-forwards (which is based on the €10.4 billion tax loss carry-forward as at December 31, 2019) and is still subject to further analysis and validation in 2021 based on the 2020 tax declaration and ongoing discussions with the French tax authorities.

6. Goodwill and intangible assets with indefinite useful lives
    Goodwill and intangible assets with indefinite useful lives at June 30, 2021 and December 31, 2020 are summarized below:

	At June 30, 2021	At December 31, 2020
	(€ million)
Goodwill	€13,565	€4,364
Other intangible assets with indefinite useful lives	14,994	1,963
Total Goodwill and intangible assets with indefinite useful lives	€28,559	€6,327
At June 30, 2021, goodwill amounted to €13,565 million, with gross value of €13,604 million and accumulated impairment losses of €39 million.
At December 31, 2020, goodwill amounted to €4,364 million, with gross value of €5,064 million and accumulated impairment losses of €700 million.
The increase during the six months ended June 30, 2021 primarily related to goodwill and the brands (primarily Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar), which have indefinite useful lives, recognized as a result of the merger. Refer to Note 2, Scope of Consolidation for additional information.

7. Other intangible assets
Other intangible assets of the former FCA Group with an acquisition fair value of €8.3 billion were recognized on completion of the merger. Refer to Note 2, Scope of Consolidation for additional information.

8. Property, plant and equipment
Property, plant and equipment of the former FCA Group with an acquisition fair value of €20.7 billion were recognized on completion of the merger. Refer to Note 2, Scope of Consolidation for additional information.
During the six months ended June 30, 2021, the Group purchased approximately €2.5 billion of Property, plant and equipment.
The impairment losses during the six months ended June 30, 2021 were €6 million.
At June 30, 2021, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €2.0 billion.

9. Other assets and prepaid expenses
    Other assets and prepaid expenses consisted of the following:

	At June 30, 2021			At December 31, 2020			Increase due to the merger
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	2,359	243	2,602	35	—	35	1,887
Other receivables	2,763	2,422	5,185	775	913	1,688	3,376
Defined benefit plan assets	—	1,700	1,700	—	704	704	801
Derivative operating assets	606	123	729	115	34	149	231
Prepaid expenses and other	1,058	209	1,267	1,738	—	1,738	343
Total other assets and prepaid expenses	€6,786	€4,697	€11,483	€2,663	€1,651	€4,314	€6,638
    During 2017, the Brazilian Supreme Court ruled that the state value added tax should be excluded from the basis for calculating a federal tax on revenue. The Brazilian government appealed this decision, and in May 2021, the Brazilian Supreme Court rendered a final and definitive decision confirming the 2017 decision. Certain of Stellantis’ companies in Brazil had previously filed individual lawsuits on this matter.
As a result of the Supreme Court ruling, the previously recognized provision of €149 million related to PSA is no longer considered probable and was reversed. Corresponding deposits of approximately €184 million remain recorded within Other receivables pending release by the courts.

Also as a result of the Supreme Court ruling, Other receivables of €73 million were recognized within Net revenues for previously paid amounts that have not yet been recovered as these amounts are now virtually certain. The Group also expects to recognize approximately additional €65 million of previously paid taxes pending full resolution of these related cases.

Transfer of financial assets
    At June 30, 2021, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €16,091 million (€9,915 million at December 31, 2020), of which 70% at June 30, 2021 (70% at December 31, 2020), mainly due from the sales network, transferred to financing companies in partnership with Santander, BNP Paribas and Crédit Agricole.

10. Financial assets

	At June 30, 2021			At December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Derivative financial assets	€65	€102	€167	€3	€—	€3
Financial securities measured at fair value through other comprehensive income	69	32	101	—	—	—
Financial securities measured at fair value through profit or loss	356	334	690	99	547	646
Financial securities measured at amortized cost	435	184	619	521	284	805
Financial receivables	57	135	192	67	—	67
Collateral deposits	1	33	34	—	—	—
Total financial assets	€983	€820	€1,803	€690	€831	€1,521
During the six months ended June 30, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which the Group holds a position in, and approved the commencement of the liquidation process of the funds. The Group received cash proceeds of approximately 50 percent of its investment during the six months ended June 30, 2021. The remaining position of €198 million as of June 30, 2021 is expected to be fully collectible, as it is a fully insured fund, however, due to the inability to access the funds on demand, the investment has been reclassified from Cash and cash equivalents in the statement of financial position at December 31, 2020 to Current financial assets at June 30, 2021.

11. Inventories

	At June 30, 2021	At December 31, 2020
	(€ million)
Finished goods and goods for resale	€5,410	€2,940
Work-in-progress, raw materials and manufacturing supplies	6,545	2,426
Construction contract assets	226	—
Total Inventories	€12,181	€5,366
    Inventories of the former FCA Group with an acquisition fair value of €9.3 billion were recognized on completion of the merger resulting in a revaluation of €522 million as compared to the book value in FCA that was reversed as the inventory turned during the six months ended June 30, 2021. Refer to Note 2, Scope of Consolidation for additional information.
The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2021	At December 31, 2020
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€667	€—
Less: Progress billings	477	—
Construction contracts, net asset/(liability)	190	—
Construction contract assets	226	—
Less: Construction contract liabilities (Note 17)	36	—
Construction contracts, net asset/(liability)	€190	€—
The Construction contracts, net asset/(liability) was nil at December 31, 2020, as related to the industrial automation systems design and production business of FCA which is now included within the operating segment Other activities.

12. Working capital

	Six months ended June 30,
	2021	2020
	(€ million)
Decrease/(increase) in inventories	€1,055	€(87)
Decrease/(increase) in trade receivables	(4)	(192)
(Decrease)/increase in trade payables	(2,736)	(3,534)
Other changes	920	396
Total change in working capital	€(765)	€(3,417)

The change in working capital of €765 million includes (i) a decrease of €2,736 million in trade payables across all regions, primarily due to lower level of production in May and June 2021 as compared to November and December 2020, (ii) a decrease of €1,055 million in inventories reflecting higher demand and containment actions, and (iii) other changes with an overall benefit of €920 million mainly due to increase in tax payables.

13. Share-based compensation
2021-2023 Long Term Incentive Plan
In April 2021, the General Meeting of Shareholders approved the Company’s framework equity incentive plan. under which the 2021-2023 Long-Term Incentive Plan (“2021-2023 LTIP”) operates.
In June 2021, the Group awarded a total of approximately 6.0 million Performance Share Units (“PSU”) and approximately 2.7 million Restricted Share Units (“RSU”) to eligible employees under the 2021-2023 LTIP.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 40% are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering an approximate three year performance period from January 18, 2021 (the date of the completion of the merger) to December 31, 2023, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40% are expected to vest based on the Group’s targets for the achievement of synergies less implementation costs (“PSU Synergies”), following the completion of the merger, covering an approximate three year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. 10% of the PSU awards are expected to vest based on the achievement of certain regulatory emissions compliance targets (“PSU Compliance”) in the years ending December 31, 2021, 2022 and 2023. The remaining 10% of the PSU awards are expected to vest based on the achievement of certain vehicle nameplates electrification targets (“PSU Electrification”), covering an approximate three-year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 6.0 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2024.
The RSU awards (“2021 RSU awards”), which represents the right to receive Stellantis common shares, are expected to vest in the second quarter of 2024.
The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.

Other Restricted Share Unit Grants
During the six months ended June 30, 2021, the Group awarded approximately 0.1 million RSU awards to certain key employees of the Group, which represents the right to receive Stellantis common shares. A portion of these awards are expected to vest in 2022, with the remaining portion expected to vest in 2023 in accordance with the award agreements. The fair values of these RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based payment plans issued by the former FCA Group
As a result of the merger, each outstanding legacy FCA PSU award, and each outstanding legacy FCA RSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the legacy FCA PSU Adjusted EBIT and legacy FCA PSU TSR awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. On completion of the merger 24.2 million replacement Stellantis RSU awards were granted.
In line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, the fair value of the Stellantis RSU awards was determined based on the FCA share price as of January 15, 2021, with a portion of this fair value included in the consideration transferred, which has been determined by multiplying the fair value of the original FCA awards as of January 15, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period. The remaining portion of the fair value is expected to be recognized within the Stellantis income statement over the remaining vesting term.
The replacement Stellantis RSU awards, which represents the right to receive Stellantis common shares are expected to vest in 2022 and 2023 in accordance with the award agreements.
Share-based payment plans issued by PSA
As a result of the merger, each outstanding legacy PSA PSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. The legacy PSA PSU awards were deemed to be either totally or partially satisfied upon conversion into Stellantis RSU awards. Refer below for further details regarding the conversion of the awards to Stellantis RSU awards.
2017 performance share plan
In 2017, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. Taking into consideration the performance targets, half of these shares vested in April 2020 with the remaining portion of the shares vesting in April 2021. On completion of the merger 2.1 million replacement Stellantis RSU awards were granted, in respect of this plan.
2018 performance share plan
In 2018, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, half of the shares vested in April 2021 with the remaining portion expected to vest in April 2022. On completion of the merger 4.3 million replacement Stellantis RSU awards were granted, in respect of this plan.
2019 performance share plan
In 2019, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, the shares are expected to vest in two equal parts in May 2022 and May 2023. On completion of the merger 4.6 million replacement Stellantis RSU awards were granted, in respect of this plan.

2020 performance share plan
In 2020, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. The shares are expected vest in May 2023. On completion of the merger 4.9 million replacement Stellantis RSU awards were granted, in respect of this plan.
Share-based payment expense
Including previously granted awards, total expense of approximately €117 million was recorded for the PSU and RSU awards for the six months ended June 30, 2021. Total expense for the awards of approximately €19 million was recorded for the six months ended June 30, 2020.
The total number of PSU and RSU awards outstanding at June 30, 2021 was approximately 6.0 million and approximately 34.0 million respectively.
Anti-dilution adjustments - RSU awards
The documents governing long-term incentive plans contain anti-dilution provisions which provide an adjustment to the number of awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the recipients of the awards should an event occur that impacted the Group’s capital structure.
In March 2021, the Remuneration Committee approved the methodology to calculate the conversion factor of 1.0670166 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an Stellantis common share as a result of the distribution of Faurecia shares and cash to holders of Stellantis common shares on March 22, 2021 (March 15, 2021 ex-dividend date).
In May 2021, the Remuneration Committee approved the methodology to calculate the conversion factor of 1.0216283 that was applied to certain of the outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an Stellantis common share as a result of the distribution of an extraordinary dividend contemplated by the merger, as approved by Shareholders on April 15, 2021, to holders of Stellantis common shares on April 28, 2021 (April 19, 2021 ex-dividend date).
There were no changes to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

14. Employee benefits liabilities
    Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2021			At December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€119	€4,154	€4,273	€4	€717	€721
Health care and life insurance plans	124	2,037	2,161	—	12	12
Other post-employment benefits	61	1,020	1,081	46	706	752
Other provisions for employees	343	757	1,100	—	28	28
Total Employee benefits liabilities	€647	€7,968	€8,615	€50	€1,463	€1,513

    Employee benefits liabilities of the former FCA Group with an acquisition fair value of €8.8 billion were recognized on completion of the merger. Refer to Note 2, Scope of Consolidation for additional information.
The US and Canada Pension Plans, representing the largest portion of the Group’s pension benefits as of June 30, 2021, were remeasured at this date resulting in a decrease in the net liability of approximately €1 billion due to increases in both discount rates and actual returns on assets.
Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2021		2020
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€131	€32	€69	€25
Interest expense	347	36	46	4
Interest (income)	(300)	(1)	(53)	(2)
Other administrative costs	38	—	—	—
Total	€216	€67	€62	€27
    Total defined benefit contributions of €25 million were made primarily to the plans in North America during the six months ended June 30, 2021.

15. Provisions

	At June 30, 2021			At December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,564	€4,178	€6,742	€653	€423	€1,076
Sales incentives	3,215	—	3,215	1,850	—	1,850
Restructuring	576	723	1,299	664	684	1,348
Legal proceedings and disputes	442	500	942	191	126	317
Commercial risks	865	787	1,652	266	140	406
Other risks	832	1,320	2,152	490	237	727
Total Provisions	€8,494	€7,508	€16,002	€4,114	€1,610	€5,724
    During the six months ended June 30, 2021, a total provision for €371 million was recognized for restructuring costs, mainly in Enlarged Europe, related to the recognition of provisions for workforce restructuring (refer to Note 23, Segment reporting).
The increase in the Product warranty and recall campaigns as at June 30, 2021, is primarily related to the inclusion of the former FCA operations. The estimated future costs of actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration.
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for costs related to regulatory emission requirements was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash.

16. Debt

	At June 30, 2021			At December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€445	€16,352	€16,797	€270	€7,800	€8,070
Borrowings from banks	4,481	6,318	10,799	873	1,803	2,676
Asset-backed financing	216	—	216	308	—	308
Lease liabilities	519	2,086	2,605	339	1,465	1,804
Other debt	847	95	942	846	—	846
Total Debt(1)	€6,508	€24,851	€31,359	€2,636	€11,068	€13,704
_______________________________________________________________________________________________________________________________________________
(1) Debt at June 30, 2021, excludes €73 million of debt included within Liabilities held for sale.

Notes
The following table summarizes the notes outstanding at June 30, 2021 and at December 31, 2020:

Issuer	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	At June 30, 2021	At December 31, 2020
Stellantis (Peugeot S.A. issuances)					(€ million)
STELLANTIS NV (Peugeot S.A.) 2016	EUR	500	2.375	Q2/2023	502	508
STELLANTIS NV (Peugeot S.A.) 2017	EUR	600	2.000	Q1/2024	601	607
STELLANTIS NV (Peugeot S.A.) 2017	EUR	100	2.000	Q1/2024	101	102
STELLANTIS NV (Peugeot S.A.) 2018	EUR	650	2.000	Q1/2025	651	656
STELLANTIS NV (Peugeot S.A.) 2020	EUR	1,000	2.750	Q2/2026	997	1,009
STELLANTIS NV (Peugeot S.A.) 2019	EUR	600	1.125	Q3/2029	597	593
STELLANTIS NV (Peugeot S.A.) Schuldschein 2019	EUR	484	n.s.	2023 to 2027	485	488
Medium Term Note Programme
Fiat Chrysler Finance Europe Senc 2014	EUR	1,350	4.750	Q3/2022	1,478	—
STELLANTIS NV (FCA NV) 2020	EUR	1,250	3.375	Q3/2023	1,366	—
STELLANTIS NV (FCA NV) 2016	EUR	1,250	3.750	Q1/2024	1,383	—
STELLANTIS NV (FCA NV) 2020	EUR	1,250	3.875	Q1/2026	1,456	—
STELLANTIS NV (FCA NV) 2020	EUR	1,000	4.500	Q3/2028	1,294	—
STELLANTIS NV 2021	EUR	1,250	0.625	Q1/2027	1,241	—
STELLANTIS NV 2021	EUR	1,250	0.750	Q1/2029	1,244	—
STELLANTIS NV 2021	EUR	1,250	1.250	Q2/2033	1,230	—
Other Notes
STELLANTIS NV (FCA NV) 2015	U.S.$	1,500	5.250	Q2/2023	1,368	—
GIE PSA Trésorerie 2003	EUR	600	6.000	Q3/2033	803	792
Bank PSA Finance	U.S.$	250	5.750	Q2/2021	—	205
Faurecia
Faurecia 2018	EUR	700	3.135	Q2/2025	—	686
Faurecia 2019	EUR	750	3.125	Q2/2026	—	754
Faurecia 2019	EUR	700	2.375	Q2/2027	—	683
Faurecia 2020	EUR	1,000	n.s.	2025 to 2028	—	987
Total Notes					€16,797	€8,070
______________________________________________________________________________________________________________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Medium Term Notes with amounts outstanding equal to or less than the equivalent of €50 million.
Debt increased by approximately €22.4 billion as a result of the merger with FCA. The main classes of debt related to FCA are described below.

Notes Issued Through the Medium Term Note Programme
Certain notes issued by FCA were governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €20 billion was allowed to be used under this programme, of which notes of €9,850 million (principal amount) were outstanding at June 30, 2021. Notes under the MTN Programme were issued, or otherwise guaranteed, by FCA NV the predecessor of Stellantis NV. From time to time, Stellantis NV may buy back notes in the market that had been issued under this programme. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.

Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on Stellantis NV as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or Stellantis NV is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or Stellantis NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes.
As of June 30, 2021, Stellantis was in compliance with the covenants under the MTN Programme.
On March 19, 2021 Stellantis received the approval by the Central Bank of Ireland for the Base Prospectus of its Euro Medium Term Note Programme under which it may from time to time issue notes denominated in any currency agreed between the relevant Issuer and the relevant Dealer up to an amount of €30 billion.
In the six months ended June 30, 2021 notes have been issued under the Euro Medium Term Note Program and were rated Baa3 by Moody’s Investors Service, BBB- by Standard & Poor’s, BBB- by Fitch and BBB by DBRS:
•On March 31, 2021, the Group issued €1.25 billion 0.625 per cent notes due March 30, 2027.
•On June 18, 2021 the Group issued €1.25 billion 0.750 per cent notes due January 18, 2029 and €1.25 billion 1.250 per cent notes due June 20, 2033.
Other Notes
In 2015, FCA NV issued U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount. The 2023 Notes, collectively referred to as the “Notes”, rank pari passu in right of payment with respect to all of Stellantis NV's existing and future senior unsecured indebtedness and senior in right of payment to any of Stellantis NV's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Notes. Interest on the 2023 Notes is payable semi-annually in April and October.
The Notes impose covenants on Stellantis NV including: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis NV is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by Stellantis’ main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes.

As of June 30, 2021, Stellantis was in compliance with the covenants of the Notes.

Borrowings from banks
Undrawn committed credit lines
In April 2021, the €3.0 billion syndicated line of credit, signed by PSA in April 2020 in response to the COVID-19 pandemic, expired.
At June 30, 2021, undrawn committed credit lines of €10.6 billion primarily consisted of the €6.25 billion Revolving Credit Facilities (RCF) from FCA, a €3.0 billion syndicated credit line of Peugeot S.A. and the GIE PSA Trésorerie and other bilateral revolving facilities for a total of €1.1 billion, available to industrial activities;
As of June 30, 2021, the RCF was available for general corporate purposes and for the working capital needs and is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. On March 26, 2020, the tenor of the three-year Tranche A of FCA’s €6.25 billion for €3.125 billion, was extended by one year to April 27, 2023, with the Tranche B maturity unchanged at March 2024.
Refer to Note 24, Subsequent events for further information of the new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks announced on July 23, 2021. This new RCF replaces the existing syndicated RCF’s from PSA (€3.0 billion) and FCA (€6.25 billion) mentioned above.
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of FCA NV, and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance FCA’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V., now Stellantis N.V., and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) will guarantee 80 percent of the borrowings under that facility pursuant to the Italian Liquidity Decree enacted in 2020. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.
The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
In connection with SACE’s guarantee, FCA provided the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the FCA Group, now the Stellantis Group, may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
The outstanding amount of the credit facility at June 30, 2021 was €6.3 billion.

European Investment Bank Borrowings

FCA had financing agreements with the European Investment Bank (“EIB”) for a total of €1.2 billion outstanding at June 30, 2021 which were entered into to finance specific projects and investment plans among which: the manufacturing of PHEV vehicles at production plant in Melfi (Italy), the manufacturing of battery electric vehicles (“BEV”) at the production plant in Mirafiori (Italy), production of PHEVs at the Pomigliano plant in Campania (Italy), the research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at laboratories in Turin (Italy).

Brazil

Stellantis’ Brazilian subsidiaries, with the most significant being part of the former FCA, have access to various local bank facilities in order to fund investments and operations.

Total debt outstanding under those facilities amounted to a principal amount of €1.0 billion at June 30, 2021. The loans primarily include subsidized loans granted by public financing institutions, such as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided FCA with the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates

17. Other liabilities
    Other liabilities consisted of the following:

	At June 30, 2021			At December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€3,611	€4,271	€7,882	€950	€4,115	€5,065
Accrued expenses and deferred income	3,393	296	3,689	2,478	245	2,723
Indirect tax payables	1,981	115	2,096	1,503	8	1,511
Payables to personnel	1,886	5	1,891	1,347	13	1,360
Social security payables	694	5	699	425	3	428
Construction contract liabilities (Note 11)	36	—	36	—	—	—
Service contract liabilities	666	1,753	2,419	—	—	—
Derivatives operating liability	342	22	364	42	3	45
Other	2,428	449	2,877	1,824	294	2,118
Total Other liabilities	€15,037	€6,916	€21,953	€8,569	€4,681	€13,250

18. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
    The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020:

	At June 30, 2021				At December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Financial securities measured at FVOCI	€72	€16	€13	€101	€—	€—	€—	€—
Financial securities measured at FVPL	625	—	65	690	536	—	111	647
Derivative financial assets	—	139	28	167	—	4	—	4
Derivative operating assets	—	729	—	729	—	149	—	149
Collateral deposits	34	—	—	34	—	—	—	—
Receivables from financing activities	—	—	417	417	—	—	—	—
Trade receivables	—	13	—	13	—	—	—	—
Other receivables	—	—	620	620	—	—	636	636
Investment held for sale	48	—	—	48	—	—	—	—
Money market securities	24,312	542	—	24,854	20,613	592	—	21,205
Total Assets	€25,091	€1,439	€1,143	€27,673	€21,149	€745	€747	€22,641
Derivative financial liabilities	—	416	—	416	—	25	—	25
Derivative operating liabilities	—	363	—	363	—	45	—	45
Total Liabilities	€—	€779	€—	€779	€—	€70	€—	€70
    During the six months ended June 30, 2021, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

    The fair value of derivative assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
    The fair value of money market securities is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
    The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
    The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli, is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
    For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

    The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Six months ended June 30,
	2021				2020
	Receivables from financing activities	Financial securities	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Financial securities	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1	€—	€110	€—	€386	€—	€141	€—	€730
Change in scope	473	28	—	63	—	—	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	—	26	16	—	(6)	—	(17)
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	16	—	3	—	(85)
Issues/(Settlements)	(56)	(60)	2	111	—	—	—	—
Purchases/(Sales)	—	—	—	28	—	(27)	—	8
At June 30	€417	€78	€28	€620	€—	€111	€—	€636
    The gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statement during the six months ended June 30, 2021 and 2020 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the six months ended June 30, 2021 and 2020 were included within Cash flow hedge reserve within Equity in the Semi-Annual Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on recurring basis
    The carrying value of financial securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
    The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.

    The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2021		At December 31, 2020
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,436	€1,435	€30	€30
Retail financing		505	501	1	1
Finance leases		4	4	—	—
Other receivables from financing activities		242	242	5	5
Total Receivables from financing activities(1)	9	€2,187	€2,182	€36	€36

Notes		€16,797	€17,236	€8,070	€8,630
Borrowings from banks & Other debt		11,741	11,759	3,522	3,539
Asset-backed financing		216	216	308	308
Total Debt, excluding Lease liabilities	16	€28,754	€29,211	€11,900	€12,477
________________________________________________________________________________________________________________________________________________
(1) Amounts exclude receivables measured at FVPL.

    The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
    Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At June 30, 2021, €17,236 million of Notes were categorized within Level 1. At December 31, 2020, €8,630 million of Notes were categorized within Level 1.
    The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At June 30, 2021, €11,244 million and €515 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2020, €3,513 million and €26 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.

19. Related party transactions
    Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also included associates, joint ventures and unconsolidated subsidiaries of the Group, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties included companies belonging to Exor N.V. (“Exor”), which included Ferrari N.V. and CNH Industrial N.V.
Transactions carried out by the Stellantis Group with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the purchase of powertrain systems for light commercial vehicles from CNHI;

•the sale of powertrain and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;
•the sale of vehicles to the leasing and renting subsidiaries of the joint ventures FCA Bank and Koç Fiat Kredi and to the joint ventures with Santander and BNP Paribas;
•the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;
•the provision of services and the sale of goods to the GAC FCA JV and to Dongfeng Peugeot Citroën Automobiles;
•The purchases of goods and services from Gefco;
•the purchase of vehicles from, the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited; and
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor).
    The amounts for significant transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2021				2020
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial income
	(€ million)
Joint arrangements and associates	€4,338	€2,310	€12	€13	€1,987	€1,203	€—	€(1)
CNHI	184	144	1	—	—	—	—	—
Ferrari	15	52	—	—	—	—	—	—
    Assets and liabilities from significant transactions with related parties were as follows:

	At June 30, 2021					At December 31, 2020
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€1,108	€965	€266	€10	€234	€766	€472	€—	€—	€—
CNHI	43	54	5	—	—	—	—	—	—	—
Ferrari	12	18	—	—	—	—	—	—	—	—

20. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Group. As of June 30, 2021, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.
In the U.S., we remain subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Group subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. We have continued discussions with the DoJ, Criminal Division to determine whether we can reach an appropriate resolution of their investigation as it relates to FCA US, which may involve the payment of penalties and other non-financial sanctions. At this time, we estimate a range of probable loss. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion, and which continues to be our best estimate at this time. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have continued to work with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several diesel models.

We also responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for FCA diesel vehicles, and discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In December 2019, the MIT notified FCA of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented by Stellantis. Nevertheless, this matter is still pending.
In addition, as part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of E5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy was placed under examination by the same court for possible consumer fraud in connection with the sale of E6 diesel vehicles in France between 2014 and 2017. FCA Italy was also designated as a material witness in connection with allegations of obstruction of the actions of an economy ministry antifraud inspector in 2016 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in the aggregate, material to the Group.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We continue to cooperate with these investigations. Several former FCA companies and our Dutch dealers have also been served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. Similar claims have been announced in Portugal, the Netherlands regarding PSA vehicles, and the UK regarding vehicles of our brands (both ex-FCA and ex-PSA) but not yet served on the Company. We are also defending approximately 700 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other FCA vehicles.

The results of the unresolved governmental inquiries and private litigation related to the emissions matters disclosed above cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
National Training Center
On January 27, 2021, FCA US announced an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which received court approval on July 19, 2021, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the Group and which was accrued prior to the merger. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and sought a cease and desist order as well as the posting of a notification with respect to the alleged practices, but subsequently dismissed the charges.
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss and the plaintiffs filed a motion for leave to file a second amended complaint on December 13, 2020. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss with regard to these lawsuits.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV, now Stellantis NV, and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA NV.
On July 8, 2020, the court dismissed GM’s lawsuit with prejudice. On August 3, 2020, GM filed a motion requesting that the court amend or alter its judgement, which the court denied. GM appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit and oral argument on that appeal was held on March 4, 2021. Following dismissal of its Federal court case, GM also filed an action against FCA US and FCA NV, now Stellantis NV, in Michigan state court, making substantially the same claims as it made in the federal litigation. On November 24, 2020, FCA US and FCA NV filed a motion for summary disposition in the state court case and GM filed a motion to compel discovery on December 16, 2020. Oral arguments on FCA’s motion for summary disposition and GM’s motion for expedited discovery were held on February 26, 2021 and were adjourned and continued on March 5, 2021. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Tigershark Engine – EPA Matter
In connection with internal testing, FCA US determined that approximately 935,000 vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. FCA US discussed this issue and reviewed the proposed solution with the EPA. We intend to initiate a recall campaign to implement this solution, and as a result, prior to the merger, FCA US increased its warranty campaign provision by approximately €200 million.
Tigershark Engine – Litigation
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. We are evaluating and defending against these actions while we work to assess the claims and, if appropriate, any mitigating action we could take. Based on the status of the matter, including the preliminary nature of the settlement discussions and of the demands received, we are unable to reliably estimate a range of probable outcomes.
Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel economy is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s new rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date. Post-merger, we have accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Year 2021. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. If the litigation is successful in overturning the interim final rule or if NHTSA reconsiders its January 14, 2021 interim final rule, we may need to accrue additional amounts due to increased CAFE penalties and additional amounts we may owe under certain agreements for the purchase of regulatory emissions credits. Although the specific timing of any outflow is uncertain, the amounts that we may accrue could be up to €407 million related to the period prior to the merger and up to €114 million for vehicle shipments after the merger, depending on, among other things, our ability to implement future product actions or other actions to modify the utilization of credits.
U.S. Import Duties
Historically, FCA have paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving their vehicles, the U.S. Court of Appeals for the Federal Circuit ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. The competitor sought to appeal the matter to the U.S. Supreme Court, but in June 2020, the U.S. Supreme Court declined to hear the competitor’s case.
We believe there are facts that distinguish our case from that of the competitor. However, CBP may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Other commitments, arrangements and contractual rights
Regulatory emission credits
    During the year ended December 31, 2019, the FCA Group entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At June 30, 2021, these agreements represent total commitments of approximately €150 million.

21. Equity
Share capital
    At June 30, 2021, the authorized share capital of Stellantis was €90 billion, divided into 4.5 billion Stellantis common shares, nominal value of one Euro cent (€0.01) per share, and 4.5 billion special voting shares, with a nominal value of one Euro cent €0.01 per share.
    At June 30, 2021, the fully paid-up share capital of Stellantis amounted to €31 million (€895 million at December 31, 2020) and consisted of 3,131,277,920 common shares. At June 30, 2021 there were also 449,618,714 issued special voting shares, of which 449,410,092 held in treasury for cancellation. All shares have a par value of €0.01 each. PSA Share Capital at December 31, 2020 was composed of 894,828,213 common shares, all with a par value of €1.00 each.
In accordance with the merger of FCA and PSA, on January 4, 2021, FCA declared a conditional special cash distribution of €1.84 per common share corresponding to a total distribution of approximately €2.9 billion, payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021. The cash distribution was paid on January 29, 2021.
On April 15, 2021, the AGM approved a special cash distribution of €0.32 per common share corresponding to a total distribution of approximately €1 billion, that was paid on April 28, 2021.
On March 4, 2021, Stellantis announced a conditional distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia S.E. (“Faurecia”) and up to €308 million in cash, being the proceeds received by Peugeot S.A. in November 2020 from the sale of ordinary shares of Faurecia, payable to holders of Stellantis common shares of record as of Tuesday, March 16, 2021 (the “Distribution”). On March 10, 2021, the Distribution became unconditional, with (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares have been entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed. Faurecia shares of 1,166,432 with a book value of €48.3 million at June 30, 2021 and €6 million cash were retained to serve warrants that were granted to General Motors, recognizing an equivalent liability within financial liabilities.
In June 2021, one of the Group's consolidated subsidiaries, ARAMIS SAS ("Aramis") listed a portion of its shares on the Euronext Paris stock exchange. Prior to the listing, the Group held a 70 percent interest in Aramis, and as a result of the IPO, the Group’s interest has been diluted to 61 percent. As there was no loss of control as a result of the listing, the transaction has been accounted for as an equity transaction with €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings.

In the context of the contemplated merger with FCA, on December 17, 2019, Dongfeng Group (DFG) agreed to sell, and Groupe PSA agreed to buy, up to 30.7 million shares of PSA prior to the earlier of the closing of the Merger or December 31, 2020 at a price based on the market price of PSA share when PSA is notified to effect a sale by DFG (those shares will be cancelled). On the date of commitment, a current financial liability of €685 million was initially recognized against equity to reflect PSA repurchase obligation with subsequent remeasurement of the liability recorded as financial income (expense). At December 31, 2019, this liability was remeasured at €668 million against a net financial income (expense) of €17 million. On September 23, 2020, PSA repurchased 10 million of its own shares from DFG for a total purchase price of €164 million (excluding costs) that were subsequently cancelled and PSA and DFG agreed to amend the original agreement so that the remaining 20.7 million shares will have to be sold by DFG to third parties by December 31, 2022 in the event those shares have not been sold to PSA by December 31, 2020. As under the amended agreement, as of December 15, 2020 the current financial liability has been remeasured to €446 million and reversed against equity as PSA no longer has the obligation to repurchase these 20.7 million shares.

Other comprehensive income/(loss)
    Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2021	2020
	(€ million)
Fair value remeasurement to cash flow hedges	€410	€44
of which, reclassified to the income statement	16	(42)
of which, recognized in equity during the period	394	86
Gains and losses from remeasurement of financial assets	—	—
of which, reclassified to the income statement	—	—
of which, recognized in equity during the period	—	—
Exchange differences on translating foreign operations	450	(334)
Share of Other comprehensive income/(loss) for equity method investments	(11)	(36)
Items related to discontinued operations	—	(154)
Total amounts to be potentially reclassified to profit or loss	849	(480)

Actuarial gains and losses on defined benefit pension obligations	1,533	341
Share of Other comprehensive income/(loss) for equity method investments	6	—
Items related to discontinued operations	—	(13)
Amounts not to be reclassified to profit or loss	1,539	328

Total Other comprehensive income/(loss) for the period	2,388	(152)
Income tax benefit (expense)	(478)	(98)
Income tax benefit (expense) - discontinued operations	—	7
Total Other comprehensive income/(loss) for the period, net of tax	€1,910	€(243)
    The tax effect relating to Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2021			2020
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Fair value remeasurement to cash flow hedges	€410	€(108)	€302	€44	€(11)	€33
Gains and losses from remeasurement of financial assets	—	—	—	—	—	—
Actuarial gains and losses on defined benefit pension obligations	1,533	(373)	1,160	341	(87)	254
Exchange differences on translating foreign operations	450	—	450	(334)	—	(334)
Share of Other comprehensive income/(loss) for equity method investments	(5)	3	(2)	(36)	—	(36)
Items relating to discontinued operations	—	—	—	(167)	7	(160)
Total Other comprehensive income/(loss)	€2,388	€(478)	€1,910	€(152)	€(91)	€(243)

22. Earnings per share
Basic earnings per share
    Basic earnings per share for the six months ended June 30, 2021 and 2020 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
    The following table summarizes the amounts used to calculate the basic earnings per share:

		Six months ended June 30,
		2021	2020
Net profit attributable to owners of the parent	million	€6,780	€595
Weighted average number of shares outstanding(1)	thousand	3,123,533	895,639
Basic (loss)/earnings per share	€	€2.17	€0.66
________________________________________________________________________________________________________________________________________________
(1) For the six months ended June 30, 2021, weighted average number of shares outstanding is calculated for the period January 17 - June 30, 2021.

		Six months ended June 30,
		2021	2020
Net profit from continuing operations attributable to owners of the parent	million	€5,790	€800
Weighted average number of shares outstanding(1)	thousand	3,123,533	895,639
Basic earnings per share from continuing operations	€	€1.85	€0.89
________________________________________________________________________________________________________________________________________________
(1) For the six months ended June 30, 2021, weighted average number of shares outstanding is calculated for the period January 17 - June 30, 2021.

		Six months ended June 30,
		2021	2020
Net loss from discontinued operations attributable to owners of the parent	million	€990	€(205)
Weighted average number of shares outstanding(1)	thousand	3,123,533	895,639
Basic earnings per share from discontinued operations	€	€0.32	€(0.23)
________________________________________________________________________________________________________________________________________________
(1) For the six months ended June 30, 2021, weighted average number of shares outstanding is calculated for the period January 17 - June 30, 2021.

Diluted earnings per share
    In order to calculate the diluted earnings per share during the six months ended June 30, 2021 and 2020, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at June 30, 2021 as determined using the treasury stock method. Additionally, the weighted average number of shares outstanding was increased to reflect the 39,727,324 GM warrants issued by PSA in 2017, that will become exercisable in May 2022.
    For the six months ended June 30, 2021 and 2020, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.

    The following tables summarize the amounts used to calculate the diluted earnings per share for the six months ended June 30, 2021 and 2020:

		Six months ended June 30,
		2021	2020
Net profit attributable to owners of the parent	million	€6,780	€595
Weighted average number of shares outstanding(1)	thousand	3,123,533	895,639
Number of shares deployable for share-based compensation	thousand	14,577	8,243
Equity warrants delivered to General Motors	thousand	68,497	39,727
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,206,607	943,609
Diluted earnings per share	€	€2.11	€0.63
________________________________________________________________________________________________________________________________________________
(1) For the six months ended June 30, 2021, weighted average number of shares outstanding is calculated for the period January 17 - June 30, 2021.

		Six months ended June 30,
		2021	2020
Net profit from continuing operations attributable to owners of the parent	million	€5,790	€800
Weighted average number of shares outstanding(1)	thousand	3,123,533	895,639
Number of shares deployable for share-based compensation	thousand	14,577	8,243
Equity warrants delivered to General Motors	thousand	68,497	39,727
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,206,607	943,609
Diluted earnings per share from continuing operations	€	€1.81	€0.85
________________________________________________________________________________________________________________________________________________
(1) For the six months ended June 30, 2021, weighted average number of shares outstanding is calculated for the period January 17 - June 30, 2021.

		Six months ended June 30,
		2021	2020
Net loss from discontinued operations attributable to owners of the parent	million	€990	€(205)
Weighted average number of shares outstanding(1)	thousand	3,123,533	895,639
Number of shares deployable for share-based compensation	thousand	14,577	8,243
Equity warrants delivered to General Motors	thousand	68,497	39,727
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,206,607	943,609
Diluted earnings per share from discontinued operations	€	€0.31	€(0.22)
________________________________________________________________________________________________________________________________________________
(1) For the six months ended June 30, 2021, weighted average number of shares outstanding is calculated for the period January 17 - June 30, 2021.

23. Segment reporting
Prior to the merger, PSA’s three reportable segments were the Automotive segment, consisting of the historical Peugeot Citroën DS business segment and of the Opel Vauxhall business segment, the Automotive Equipment segment, corresponding to the Faurecia Group (refer to Note 2, Scope of Consolidation for additional detail), and the Finance segment, corresponding to the Banque PSA Finance group, which provides exclusively retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks. Subsequent to the completion of the merger, the historical results of the Group have been re-presented to reflect the six reportable segments presented by Stellantis.
The Group’s activities are carried out through six reportable segments: five regional vehicle segments (North America, South America, Enlarged Europe, Middle East and Africa, and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
    The Group’s five regional vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), South America (including Central America and the Caribbean islands), Enlarged Europe (primarily the countries of the European Union, United Kingdom and Russia), Middle East and Africa (primarily Turkey, Morocco, Egypt and Algeria) and China and India & Asia Pacific (Asia and Pacific countries). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
    Other activities includes the results of our industrial automation systems design and production business, our cast iron and aluminum components business, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses, income taxes and share of the profit of equity method investees are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
    Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations,
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and
•Convergence and integration costs directly related to significant acquisitions or mergers.
For the six months ended June 30, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period January 1 - June 30, 2020. See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

The following tables summarize selected financial information by segment six months ended June 30, 2021 and 2020:

Six months ended June 30, 2021	North America	South America	Enlarged Europe	Middle East and Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues(1)	€30,426	€4,751	€31,708	€2,511	€1,830	€867	€1,316	€(799)	€72,610
Net revenues from transactions with other segments	€(6)	€(9)	€(204)	€—	€(8)	€(4)	€(568)	€799	€—
Revenues from external customers(1)	€30,420	€4,742	€31,504	€2,511	€1,822	€863	€748	€—	€72,610
Add: FCA Net revenues from external customers January 1 - January 16, 2021(2)	2,015	189	335	36	51	18	60	—	2,704
Add: Pro forma adjustments(3)	3	—	(7)	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - June 30, 2021	€32,438	€4,931	€31,832	€2,547	€1,873	€881	€808	€—	€75,310
Net revenues from transactions with other segments	9	5	208	—	10	4	614	(850)	—
Pro Forma Net revenues(4)	€32,447	€4,936	€32,040	€2,547	€1,883	€885	€1,422	€(850)	€75,310

Net profit from continuing operations									€5,800
Tax expense									€1,729
Net financial expenses									€217
Share of the profit of equity method investees									€(402)
Operating income									€7,344
Add: operating income of FCA, January 1 - 16, 2021									€77
Add: Pro forma adjustments									€96
Pro Forma Operating income									€7,517
Adjustments:
Reversal of inventory fair value adjustment in purchase accounting(5)	401	13	89	—	19	—	—	—	€522
Restructuring and other costs, net of reversals(6)	(2)	48	487	1	—	—	7	—	€541
Impairment expense and supplier obligations	—	—	21	—	—	—	—	—	€21
Brazilian indirect tax - reversal of liability/ recognition of credits(7)	—	(222)	—	—	—	—	—	—	€(222)
Other(8)	36	—	85	—	—	2	1	119	€243
Total adjustments Jan 1 - Jun 30, 2021	435	(161)	682	1	19	2	8	119	€1,105
Pro Forma Adjusted operating income	€5,236	€326	€2,829	€247	€206	€29	€(335)	€84	€8,622
Share of profit of equity method investees	—	—	(10)	60	—	—	352	—	€402
________________________________________________________________________________________________________________________________________________________________________
(1) Groupe PSA (“PSA”) was identified as the accounting acquirer in the FCA-PSA merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Group beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective
(2) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(3) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(4) Pro forma Stellantis consolidated Net revenues, January 1 - June 30, 2021
(5) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(6) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(7) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €73 million in Net revenues and €149 million in Selling, general and other costs. Refer to Note 9, Other assets and prepaid expenses, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information
(8) Includes other costs primarily related to merger and integration activities

Six months ended June 30, 2021	North America	South America	Enlarged Europe	Middle East and Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net profit from continuing operations									€5,800
Tax expense									€1,729
Net financial expenses									€217
Share of the profit of equity method investees									€(402)
Operating income									€7,344
Adjustments:
Reversal of inventory fair value adjustment in purchase accounting(1)	401	13	89	—	19	—	—	—	€522
Restructuring and other costs, net of reversals(2)	(2)	48	487	1	—	—	7	—	€541
Impairment expense and supplier obligations	—	—	21	—	—	—	—	—	€21
Brazilian indirect tax - reversal of liability/ recognition of credits(3)	—	(222)	—	—	—	—	—	—	€(222)
Other(4)	36	—	85	—	—	2	1	119	€243
Total adjustments Jan 1 - Jun 30, 2021	435	(161)	682	1	19	2	8	119	€1,105
Less: Adjustments Jan 1- 16, 2021(5)									€11
Adjusted operating income	€4,983	€317	€2,878	€256	€208	€42	€(182)	€(64)	€8,438
____________________________________________________________________________________________________
(1) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(2) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(3) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €73 million in Net revenues and €149 million in Selling, general and other costs. Refer to Note 9, Other assets and prepaid expenses, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information
(4) Includes other costs primarily related to merger and integration activities
(5) Primarily costs related to the merger

Six months ended June 30, 2020	North America	South America	Enlarged Europe	Middle East and Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Revenues from external customers, restated(1)	€45	€479	€17,623	€1,096	€334	€—	€37	€—	€19,614
Add: FCA Net revenues from external customers(2)	22,744	1,757	5,265	653	843	435	577	—	32,274
Add: Pro forma adjustments(3)	46	(39)	(239)	—	5	7	—	—	(220)
Pro Forma Net revenues from external customers	€22,835	€2,197	€22,649	€1,749	€1,182	€442	€614	€—	€51,668
Net revenues from transactions with other segments	6	(5)	34	8	18	3	485	(549)	—
Pro Forma Net revenues(4)	€22,841	€2,192	€22,683	€1,757	€1,200	€445	€1,099	€(549)	€51,668

Net profit from continuing operations									€797
Tax expense									155
Net financial expenses									(160)
Share of the profit of equity method investees									(76)
Add: operating income of FCA, January 1 - June 30, 2020									(1,675)
Add: Pro forma adjustments									1,024
Pro Forma Operating income									€65
Adjustments:
Impairment expense and supplier obligations(5)	16	179	208	—	80	288	—	—	€771
Restructuring costs, net of reversals(6)	18	25	38	—	—	3	3	—	€87
Gains on disposal of investments(7)	—	—	(30)	(3)	(204)	—	(4)	—	€(241)
Other	7	—	(34)	—	—	—	—	97	€70
Total adjustments	€41	€204	€182	€(3)	€(124)	€291	€(1)	€97	€687
Pro Forma Adjusted operating income	€876	€(63)	€194	€43	€67	€(104)	€(262)	€1	€752
Share of profit of equity method investees	€—	€—	€2	€—	€(99)	€—	€173	€—	€76
________________________________________________________________________________________________________________________________________________
(1) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Group, and to exclude the results of Faurecia S.E., which has been presented as a discontinued operation in the comparative Income Statement of the Group for the six months ended June 30, 2020
(2) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Group
(3) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(4) Pro forma Stellantis consolidated Net revenues presented as if the FCA-PSA merger had been completed on January 1, 2020
(5) Impairment expense and supplier obligations, primarily relating to impairment expense in North America, South America, Enlarged Europe, China and India & Asia Pacific and Maserati due to reduced volume expectations primarily as a result of the estimated impacts of COVID, as well as, for certain assets in Maserati;
(6) Restructuring costs, primarily related to South America, Enlarged Europe and North America;
(7) Gain on disposal of investment primarily related to the disposal of CAPSA, which was a joint venture in China.

24. Subsequent events
On July 8, 2021, Stellantis presented a comprehensive electrification strategy, with significant planned investments in electrification technology and connected software.
On July 23, 2021, Stellantis announced that it had signed a new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks. This new RCF replaces the existing syndicated RCF’s from the PSA Group (€3.0 billion) and FCA Group (€6.25 billion), thereby providing an increase in the group’s overall liquidity and an extension of the duration of the facility and is available for use in general corporate purposes. The credit facility is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year.

Responsibility statement
    The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
    In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Stellantis and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 4, 2021

The Board of Directors

John Elkann
Carlos Tavares
Robert Peugeot
Henri de Castries
Andrea Agnelli
Fiona Clare Cicconi
Jacques de Saint-Exupéry
Nicolas Dufourcq
Ann Frances Godbehere
Wan Ling Martello
Kevin Scott